1-10905



FILE No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



VITRO, S. A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(528) 335-3211
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes ____ No _X_

CONTENTS

Documents Attached

- 2001 Annual Information submitted to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By ______________________

Name: Claudio L. Del Valle Cabello

Title: Attorney in Fact

Date: March 18, 2002



March 18, 2002

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

Att'n.: DIVISION OF INTERNATIONAL
CORPORATE FINANCE

In connection with the Exemption of Vitro, Sociedad Anónima pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, as ammended, attached please find 2001 annual information submitted to the Mexican National Banking Securities Commission (Comisión Nacional Bancaria y de Valores) as follows:

1. The resolutions authorized by the Ordinary and Extraordinary Meeting held on March 14, 2002.

2. Annual Report Submited by the Board of Directors of Vitro, S.A. de C.V. to the Ordinary Shareholder's Meeting.

3. Report provided by the Company's Examiner to the Ordinary Shareholder's Meeting.

4. Audited Consolidated Financial Statements of Vitro, S.A. de C.V.

5. Certification of Shareholders' Meetings, Meetings of the Board and Shareholders Books by the Secretary of the Board of Directors.

Best Regards

CLAUDIO L. DEL VALLE CABELLO
Attorney in Fact

Av. Ricardo Margáin 440, Col. Valle del Campestre, 66265 Garza García, N.L., México
(52) 81 8863-1200
www.vto.com


Vitro

PRESS INFORMATION
For Immediate Release

VITRO, S.A. DE C.V.
HOLDS GENERAL SHAREHOLDERS' MEETING

Garza Garcia, N.L., Mexico – March 14th, 2002 - Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) held today its General Ordinary Shareholders Meeting which approved the Company's 2001 financial results, elected the members of the Board of Directors and the Examiner for the year 2002, and resolved to pay a cash dividend of Ps. $ 0.25 (twenty five cents) per common share.

In addition, the General Ordinary Shareholders Meeting, subject to certain terms and conditions, and to the negotiation and signature of the definitive agreements, resolved to sell 51% of its stake in Vitromatic, S.A. de C.V. to Whirlpool. Vitro expects to complete the transaction during the second quarter of this year, which is subject to regulatory approvals.

The cash dividend will be paid after the Yankee Bond, which matures in May 2002 has been negotiated.. The cash dividend will be paid in exchange of coupon 61. The cash dividend will be paid from the "Cuenta de Utilidad Fiscal Neta (Net Income Account)", and is subject to a withholding tax pursuant to the current Mexican Income Tax Law.

Also on this date, a General Extraordinary Shareholders Meeting was held, which approved changes to some articles of its corporate by-laws, to make them consistent with the new "Ley del Mercado de Valores" (Securities Market Law), and applicable regulations.

Vitro, S.A. de C.V., through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, glassware, and home appliances. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses, and household appliances. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 9 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at: http://www.vto.com and www.vitro.com

For more information, please contact:

(Medios):	(Comunidad Financiera):	(Contacto en Estados Unidos):
Albert Chico Smith	Beatriz Martínez	Luca Biondolillo/Susan Borinelli
Vitro, S. A. de C.V.	Vitro, S. A. de C.V.	Breakstone & Ruth Int.
011 (52) 8863-1335	011 (52) 8863-1258	(646) 536-7012 / 7018
achico@vto.com	bemartinez@vto.com	Lbiondolillo@breakstoneruth.com
achico@vitro.com	bemartinez@vitro.com	sborinelli@breakstoneruth.com

Foundations for Value Creation

Vitro

2001 annual report



Products	Customers	Companies
Architectural tempered and laminated safety glass, burglar and bulletproof glass, insulated glass, float glass and rolled glass for the construction industry, as well as fiberglass and PVB film. Rear and side tempered and bulletproof glass, and windshields for the automotive industry.	Construction contractors, distributors, and installers; original equipment to market (OEM), automotive replacement glass distributors and installers. Main markets in Mexico, U.S., Canada, Europe, Central and South America.	Vitro Plan: Vitro, S.A. de C.V Auto Cristales de Oriente Auto Templex Cristakar Vitro Vidrio Plano España: Vitro Plan Cristales Automotrices Cristales Inastillables de México Distribuidora de Vidrio y Cristal Distribuidora Nacional de Vidrio Química "M": Vitro Plan Shatterproof de México Vidrio Plano Vidrio Plano de México
Beer, soft drink, food, liquor, wine, pharmaceutical and cosmetics containers and packaging. Customer-oriented services and business support through VGD Soluciones Integrales de Diseño and Servicios Integrales de Envasado (SIESA).	Soft drink, food, beer, wine, liquor, pharmaceutical and cosmetics industries. Principal markets in Mexico, U.S., the Caribbean, Central and South America, Europe and the Middle East.	Ampolletas: Vitro, S.A. de C.V. Grupo Vical: Vitro S.A de C.V. Fabricación de Máquinas Industria del Álcali Kimble-Enbosa* [USA]: Vitro, S.A. de C.V. Vidrio Lux [Bolivia] Vitro-American National Can: Vitro, S.A. de C.V. Vitro Chemical, Fibers and Mining [USA] Vitro Envases Norteamérica Procesadora de Materias Primas Industrializables Compañía Vidriera
Bake ware, dinnerware, glassware, home decor products and stemware for the consumer segment; glassware and flatware for the food service segment; blender jars, coffee carafes, lids, lighting products and meter covers for the industrial segment; packages and disposable plastic products.	Commercial distributors, supermarkets, discount stores, hotels and restaurants. Primary markets in Mexico, U.S., Canada, Central and South America, Europe, and the Middle East.	Crisa Corporation [USA] Envases Cuautitlán Fabricación de Cubiertos Plásticos Bosco Vitrocrisa Holding: Vitro, S.A. de C.V. Vitrocrisa Crisa Libbey Crisa Industrial [USA] Vitrocrisa Comercial
Refrigerators, ranges, washing machines, gas range components, clothes dryers, air conditioners, blenders, food processors, mixers, toasters, ovens, freezers, microwaves, and dishwashers.	Furniture stores, household appliance stores, retailers and wholesalers. Main markets in Mexico, U.S., Canada, the Caribbean, Central and South America.	Vitromatic: Vitro, S.A. de C.V. Comercial Acros Whirlpool Crolls Mexicana Industrias Acros Whirlpool Viplásticos

* Not a consolidated company

Focused Business Platform

	Business	Strategy	Drivers
Flat Glass	**Flat Glass** focuses on the fabrication and distribution of flat glass for the construction and automotive industries. It is the largest flat glass producer in Mexico; the second-largest manufacturer in Latin America; and among the U.S. leading distributors. It also has a presence in Europe.	**Flat Glass' strategy** is to capitalize on growing geographic opportunities and business alliances; leverage its leading position in the Mexican construction glass market and automotive aftermarket; solidify North American OEM relationships and increase sales participation in both the construction glass market and the automotive aftermarket; through its extensive distribution network pursue profitable global opportunities in growing markets, including Europe, Central America and the Andean Pact nations of South America.	• Consolidated global industry and worldwide production alliances • Mexico's growth potential given its current low per capita consumption of float glass • Growing business opportunities through Vitro's U.S. sales centers' network; potential opportunities in value-added products
Glass Containers	**Glass Containers** makes soda lime glass containers for the Mexican soft drink, food, beer, liquor, wine, pharmaceutical and cosmetics industries. It is the largest glass container producer in Mexico. It also fabricates aluminum cans, raw materials and capital goods for the glass industry and other industries.	**Glass Containers' strategy** is to maintain its leadership position in the glass containers sector of the packaging industry in Mexico and to increase sales in the U.S., Central and South America; establish a closer and more effective relationship with customers in growing business segments such as liquor, wine, beer, cosmetics, and fragrances; and provide a full range of business support for current and new customers in areas such as design, display and advertising.	• Niche market opportunities • Ability to move faster and work with lower volume orders than large competitors • Growing cash contribution to Vitro
Glassware	**Glassware** concentrates on the consumer, food service and industrial markets with a diversified base of customers. Libbey Inc., the unit's joint venture partner, distributes Crisa brand glassware in the U.S. and Canada. Vitrocrisa, in turn, distributes Libbey brand products in Mexico, Central and South America. It also produces packages and disposable plastic products.	**Glassware's strategy** is to improve profitability and market participation in Mexico and abroad; to strengthen the development of its high value-added and industrial products lines; to improve product innovation; and to maintain permanent relationships with customers and end-users, identifying niches and new business opportunities with new product designs.	• Growth through deeper customer relationship management and through the sale of new products • Development of new lines of products • Expanded relationship with Libbey
Acros Whirlpool	**Acros Whirlpool** produces major brand-name household appliances, including refrigerators, ranges and washing machines, as well as related gas components, for the Mexican and export markets. It is one of the two largest household appliances manufacturers in Mexico.	**Acros Whirlpool's strategy** is to introduce new high-end appliance lines for domestic and export markets; focus on innovation, quality and technology; expand training of sales floor associates; increase and improve the retail distribution network; and identify growing business opportunities in Central and South America.	• Favorable market demographics • Positive sales perspectives derived from scale of services and customer management • Low appliance penetration

Financial Highlights

Vitro, S.A. de C.V. and Subsidiaries *(In millions of constant pesos as of December 31, 2001, except where indicated otherwise; dollar figures are in millions of US dollars).*

	December 31,					
	2001 [US$(1)]	2000 [US$(1)]	%change(2)	2001 [Ps.]	2000 [Ps.]	%change(2)
Income Statement						
Consolidated net sales	$ 3,002	$ 2,857	5.1	Ps. 28,190	Ps. 28,631	(1.5)
Domestic	1,582	1,538	2.9	14,967	15,734	(4.9)
Export	801	776	3.2	7,534	7,759	(2.9)
Foreign Subsidiaries	619	543	14.0	5,689	5,138	10.7
Operating income	275	345	(20.3)	2,603	3,517	(26.0)
Net income of majority interest	15	36	(58.3)	135	347	(61.1)
Net income of majority interest earnings per common share (3)	0.05	0.13	(61.5)	0.47	1.25	(62.4)
EBITDA	513	558	(8.1)	4,861	5,679	(14.4)
Balance Sheet						
Total assets	3,418	3,339	2.4	31,347	33,175	(5.5)
Total liabilities	2,451	2,377	3.1	22,480	23,733	(5.3)
Stockholders' equity	967	962	0.5	8,867	9,442	(6.1)
Stockholders' equity of majority interest	604	635	(4.9)	5,534	6,233	(11.2)
Personnel	33,378	33,815	(1.3)	33,378	33,815	(1.3)
Capital expenditures	100	110	(9.1)	944	1,110	(15.0)
Financial Indicators						
Debt / EBITDA [times]	3.0	2.9		3.0	2.9	
Interest Coverage [times] [EBITDA / Interest expense]	3.3	3.2		3.3	3.2	
Operating income / sales [%]	9.2	12.1		9.2	12.3	

(1) Dollar figures reported herein are in nominal dollars resulting from dividing each month's nominal pesos by that month's ending exchange rate.

(2) Change from 2000 to 2001.

(3) Based on the weighted average shares outstanding.

Consolidated Net Sales
In millions of constant pesos as of December 31, 2001

93	94	95	96	97	98	99	00	
26,771	26,612	28,107	28,321	29,431	29,837	28,599	28,631	28,190

EBIT
In millions of constant pesos as of December 31, 2001

93	94	95	96	97	98	99	00	
3,726	3,764	5,776	4,780	5,127	5,166	4,355	3,517	2,603

EBITDA
In millions of constant pesos as of December 31, 2001

93	94	95	96	97	98	99	00	
5,605	5,677	7,988	6,843	7,086	7,321	6,553	5,679	4,861

Consolidated Net Sales
In millions of US dollars

93	94	95	96	97	98	99	00	
2,304	2,241	1,868	2,114	2,447	2,489	2,627	2,857	3,002

EBIT
In millions of US dollars

93	94	95	96	97	98	99	00	
319	314	345	332	410	414	390	345	275

EBITDA
In millions of US dollars

93	94	95	96	97	98	99	00	
474	470	478	472	564	585	586	558	513

Chairman's Letter



"... Vitro possesses the fundamentals to capitalize on strategic windows of opportunity, and to maximize value for you."

To Our Shareholders:

The worldwide economic downturn was far more severe than anyone originally anticipated. But, we are cautiously optimistic that the economic environment will improve in the near term.

Our results were affected by the strength of the Mexican peso and the global recession, particularly the slowdown of the U.S. and Mexican economies, which reduced demand and, consequently, decreased some of the business units' fixed cost absorption. Additionally, our results were impacted by the tragic events of September 11 and their immediate effect on consumer demand. These events particularly affected our automotive glass and tableware business segments. Notwithstanding this challenging environment, Flat Glass' sales rose, mainly as a result of the consolidation of Cristalglass' sales in May of 2001. Our Glass Containers' business did well, with the soft drink, beer and liquor segments performing much better than expected.

The worldwide economic downturn was far more severe than anyone originally anticipated. But, we are cautiously optimistic that the economic environment will improve in the near term.

Despite today's relatively cloudy economic outlook, we are holding our own. The negative near-term economic picture has not impacted our long-term strength and stability. To the contrary, we are better positioned today, than we were a year ago, to deal with a tough – some might say hostile – global business environment.

Our executive team is making the right decisions to maximize Vitro's value for you. We managed to increase consolidated sales in U.S. dollar terms, while lowering debt and our weighted average interest expense from 2000. Though operating cash flow [EBITDA] was down, it did not decline substantially given the macroeconomic environment – remaining above US$500 million. And, we are proactively working to improve Vitro's cost structure, including capitalizing on dropping oil prices to lower energy costs.

Our commitment to strengthening Vitro's financial structure is not closing our eyes to strategic windows of opportunity. Through our acquisition of Spain's Cristalglass, we are now able to penetrate Europe's growing construction glass market. The Mexico-Europe Free Trade Agreement, which went into effect on July 1, 2000, is giving us, and other Mexico-based companies, access – through exports and direct investments – to a market of more than 350 million consumers with a per capita income of more than US$20,000 per year.

Our recent agreement in principle with AFG Industries Inc., a subsidiary of Asahi Glass Co. Ltd., reflects another potentially lucrative window of opportunity, especially in light of NAFTA. This new 50/50 joint venture with one of the world's leading glass manufacturers will convert an existing Glass Containers' facility to produce and supply float glass for the U.S., Canadian and Mexican flat glass markets. NAFTA is a proven catalyst of trade and business development; it also helps offset domestic economic downturns. Hence, we are taking full advantage of commercial and investment opportunities that emerge from continuing economic globalization.

Looking forward, we see a more mature Mexican economy that is progressively de-linking from Latin America. To the credit of the current and past administration, what Mexico is experiencing today is a down economic cycle, not an economic crisis. The network of Free Trade Agreements with 32 countries places Mexico in a positive position – in a highly competitive and inter-connected economic environment – to face and more rapidly recover from a worldwide recession. The fiscal and monetary policies that the current administration is implementing have reduced the Mexican economy's vulnerability to the uncertainty that has recently prevailed in the international financial markets. Inflation is 4.4 percent, average real interest rates are 8.4 percent, foreign direct investment has risen, and economic analysts expect that GDP will gradually recover to around 1.0 percent for 2002. While we are concerned with the U.S. slowdown and the pace of recovery, we are confident in Mexico's solid economics.

More importantly, we are confident that Vitro possesses the fundamentals to capitalize on strategic windows of opportunity, and to maximize value for you.

Sincerely,

Adrián Sada G.
Chairman of the Board
Vitro, S.A. de C.V.
February 28, 2002

CEO's Letter to Shareholders



"...We emerged from 2001 with sound fundamentals, and Vitro poised to retake the path to value creation."

Dear Fellow Shareholders:

The challenging economic environment we faced in 2001 offered a compelling reminder why we manage your company with a mid- to long-term view. In 93 years, we have weathered many economic storms – from the Mexican Revolution, to World Wars I and II, to Mexico's crises of '82, '86 and '94 – only to emerge stronger when the storm subsides. Although they dampen our short-term results, years like 2001 reinforce our commitment and confirm our confidence in your company's foundations.

In one of the most difficult years that I can remember, your company produced consolidated sales of more than US$3.0 billion, up 5.1 percent year-over-year. Operating cash flow [EBITDA] was US$513 million, off 8.1 percent from 2000, but still strong. Net income was US$62 million, down 26 percent from a year ago. Our bottom-line performance suffered from the slowing Mexican and U.S. economies, and the continued strength of the Mexican peso against the U.S. dollar.

More importantly, we emerged from 2001 with sound fundamentals, and Vitro poised to retake the path to value creation. Our financial and operating position is equivalent to or better than that of our peers. Over the last five years we have taken steps to restructure our portfolio and strengthen our balance sheet. During that period, we have generated annual operating cash flow [EBITDA] of more than US$500 million from our diverse geographic and product portfolio. Our interest coverage [EBITDA to interest expense] has increased to 3.3 times, from 1.0 time in 1996, and our financial leverage [total debt to EBITDA] has improved to 3.0 times, from 3.6 times in 1996.

Our management team is committed to maximize profitability through continuing portfolio restructuring and cost-saving initiatives. We have learned from our past business decisions, and we are prepared to take the tough actions required to increase the value of Vitro. In 2001 we took tangible steps to do business as one organization: one Vitro. We created a new Executive Committee comprised of the Chief Executive Officer, the Chief Operating Officer and the Chief Corporate Officer. We streamlined our corporate and administrative staff by approximately 20 percent. We consolidated our operations from five to four business units, as a means to make our operations more efficient and to respond more rapidly to the specific needs of our customers. And, we sold – and will continue to divest – non-strategic assets to improve current financial ratios, while pursuing our financial objectives.

We are selectively investing in our core business platform to diversify and further our growth. In May 2001, we acquired a controlling interest in Spain-based Cristalglass, which processes, distributes and markets flat glass for the construction industry. Through this acquisition, we not only establish a position in Europe from which to grow, but also enhance our product portfolio with sales of insulated glass.

Our joint ventures with leading global manufacturers provide access to advanced technology and important distribution channels. We recently signed an agreement in principle to join forces with AFG Industries, Inc., a subsidiary of Asahi Glass Co. Ltd., to transform a glass container facility in Mexicali, Mexico, to a float glass plant. During 2003, we expect the 50/50 joint venture to produce float glass for the North American flat glass market.

We are top-quality producers with state-of-the-art facilities and flexible manufacturing processes, and we are reinforcing our actions to become a more customer-committed company. For the second consecutive year, we received the Ibero-American Quality Award. This year we received two awards, our subsidiaries Vidriera Los Reyes and Vitro Flex were honored in recognition of our outstanding quality standards among a field of companies from Latin America, Portugal and Spain. Also, Flat Glass' automotive products area was honored with Mexico's National Technology Award for its technology platform and overall product quality, and was named General Motors' Supplier of the Year for the third consecutive year. These awards do not just evidence the success of our AST[1] quality model; they underscore the effort and dedication of our people to increase profitability and improve customer service every day.

Our qualified workers enjoy many years of manufacturing experience. They are hard working, committed people who, at the top level of operations management, average 20 years of industry experience apiece. Our people continuously participate in training – at all levels of the organization – to ensure that they have the appropriate tools, skills and motivation to enhance Vitro's productivity. They are a team that has confronted challenges and turbulent market conditions many times, and this year was no exception. Our men and women are working together to build a powerful customer-centric culture, diligently listening to our customers' needs to ensure that our products, services and operating processes effectively meet and exceed their expectations.

While we have worked to strengthen our business portfolio, improve our operating efficiencies and to solidify our financial coverage ratios over the past five years, we still have a way to go. And, our strategy to get there – to retake the path to growth and economic value creation – is based on our foundations: a sound financial and operating structure; joint ventures with leading global manufacturers; flexible, state-of-the-art manufacturing processes and technology; quality products and services; an increasingly customer-committed culture; and a committed executive team with knowledge of local and international markets.

For the first time, your company will be releasing the Environmental, Health and Safety Report, which demonstrates our responsibility to environmental preservation, the health and safety of our workers, and our commitment to improve the communities where we are located.

Our joint ventures with leading global manufacturers provide access to advanced technology and important distribution channels.

I greatly appreciate the support our customers, investors, employees, partners, suppliers and communities show in your company. And, I am confident that we have the fundamentals in place to generate sustainable growth and economic value for you now and into the future.

Sincerely,

Federico Sada G.
President and Chief Executive Officer
Vitro, S.A. de C.V.
February 28, 2002

[1] The AST Model is named in honor of Vitro's Honorary Chairman of the Board, Mr. Adrián Sada Treviño.


CEO's Interview



Q What is Vitro's mission?

A *We are a customer-oriented corporation* that is dedicated to providing value-added products and services in profitable growing markets. We are sustained through our values, personnel development and state-of-the-art technology, and we are fully committed to achieving our financial objectives and maximizing value for our shareholders.

Q What is your strategy to accomplish this mission?

A We are capitalizing on our fundamentals to maintain our market presence and leadership, and – in line with our financial objectives – to make selective and profitable acquisitions that, ultimately, position us as a global player in our core businesses. Our strategy is to [1] satisfy our customers needs; [2] maintain and improve our financial ratios using surplus operating cash flow and cash from divestitures; [3] divest non-core businesses and assets; and [4] make selective, strategic and accretive investments that leverage our fundamentals.

Q What strategic progress did Vitro make in 2001?

A Despite an extremely tough economic *environment, we made significant progress* on our strategy. We used surplus operating cash flow [EBITDA] to reduce debt by US$58 million in 2001. To lower our fixed costs, we reduced our corporate and administrative staff by approximately 20 percent, and we sold our 50 percent interest in Regioplast to Owens Illinois. As of December 31, 2001, the aggregate proceeds of our planned divestitures totaled US$65 million. We also completed the acquisition of a 60 percent interest in Spain's Cristalglass. Cristalglass, which is well positioned within the European construction industry, will enable us to realize important synergies, to maximize our existing production capacity in Mexico, and to increase our exports and float glass distribution to Europe. We further *signed an agreement in principle with AFG* Industries Inc., a subsidiary of Asahi Glass Co. Ltd., to establish a float glass production facility in Mexico to begin production in 2003.

Q Why did Vitro decide to integrate its Diverse Industries business unit in the remaining businesses?

A The unit's multi-business format was inconsistent with our strategic focus, and our concomitant efforts to reduce costs and increase organizational efficiency. Hence, on the one hand, we have consolidated strategic businesses – such as fiberglass and packaging – that fit within our more focused growth platform, and, on the other hand, we are in the process of divesting non-strategic assets that do not fit our core businesses. As a result, we will be able to reduce our fixed costs, more closely satisfy our customers' needs, and increase our flexibility to selectively invest in key businesses.

Q How do Vitro's businesses offer a stronger platform from which to growth?

A Our core businesses have leading positions in Mexico and a growing international presence through exports and sales from subsidiaries in Europe, North, Central and South America. Their longstanding joint ventures with world-class manufacturers and industry leaders Pilkington [UK], Solutia [USA], Visteon [USA], Owens Corning [USA], Rexam Beverage Can of the Americas [USA], Kimble [USA], Libbey [USA], Cervecería Centroamericana [Guatemala] and Cervecería de Costa Rica [Costa Rica], and Whirlpool [USA], afford important access to international distribution channels and cutting-edge technology. In 2001, 47 percent of our consolidated revenues of more than US$3.0 billion were generated outside of Mexico, with approximately 70 percent of their sales denominated in or linked to the U.S. dollar.

Q What does Vitro's debt structure look like?

A Approximately 57 percent of Vitro's debt is long-term with an average life of 2.7 years. The rate composition of Vitro's debt is: fixed rate 53 percent, floating rate and fixed spread 25 percent, and market conditions 22 percent. The way Vitro's debt is structured enables us to pay debt with operating cash flow [EBITDA]. Furthermore, last year Vitro entered into various transactions to lock-in lower interest rates.

Q What immediate steps is Vitro taking to enhance liquidity and extend its debt profile?

A We are undertaking several measures to reduce Vitro's cost of capital, and to extend and improve the company's debt profile. In August 2001, we executed a US$235 million credit facility. This loan served to refinance more expensive short-term debt, matures in five years, amortizes periodically and has an average life of two and one-half years.

Q What steps has Vitro taken to align management and employees' interests with those of its shareholders?

A We have taken several steps. For example, our variable compensation program links top executives' annual bonuses to shareholder value creation.

Q Vitro is changing its corporate identity; why now?

A Quite frankly, Vitro's current identity, like a well-worn suit, no long fits who we are and where we are going. As Vitro enters 2002, we will have completed a year of far-reaching structural and management changes that have made us a more unified, leaner company.

An important next step is to consolidate our corporate brand in a way that reflects how we envision Vitro today and into the future, and cuts through the clutter of competing products and services to establish a more intimate bond with our customers. More than just a logo, tagline or mission statement, our corporate brand is a promise; a promise we make to you, our customers, employees and communities. It is a promise that we will keep because it will be firmly based on Vitro's foundations, its distinctive quality, culture, technology and team of highly dedicated people; the strengths that make up Vitro.

Q What are Vitro's objectives for 2002?

A Our main objective is to capitalize on our fundamentals to maximize shareholder value in a still challenging economic environment. Specifically, consistent with our financial objectives, we aim to maintain sound financial ratios, and refinance and/or extend short-term debt. We look to strengthen our balance sheet, using surplus operating cash flow and cash from the sale of non-strategic assets. We will work to optimize the organization's cost structure to increase margins and operating cash flow [EBITDA] generation. And, with a close eye on our financial structure, we look to grow our businesses organically and through selective strategic and accretive investments. Unless we identify specific investments that satisfy our criteria, we will use surplus operating cash flow [EBITDA] to pay down debt.

Q What about Vitro's commitment to sustainable development?

A We are dedicated to achieving a balance between profitable economic growth and environmental preservation. At Vitro, our commitment to excellence requires every employee, starting with me, to take necessary action to foster and carry out the principles of sound environmental management. While we are pleased with our progress, we know that we can continuously improve every facet of our performance. Sustainable development is the objective that we set for ourselves, and it is the goal that we are committed to meet.

Board of Directors

Adrián Sada G.
[1944] 1,2,3,4



Member since 1984

Member of the Boards of ALFA, Gruma, Cydsa, Regio Empresas, Wharton [Latin American Executive Board for the Wharton School of Finance], Mexican Businessmen Council [CMHN], Consejo de Industriales de Nuevo León, Fondo Chiapas and Pronatura; Member of the Young Presidents Organization [YPO].

Federico Sada G.
[1949] 1,2,3,4



Member since 1982

Chairman of the Mexican Council for Foreign Trade [COMCE]; Member of the Boards of ALPEK [a subsidiary of ALFA], BANCOMEXT, Instituto Tecnológico y de Estudios Superiores de Monterrey [ITESM], Regio Empresas, University of Texas MD Anderson Cancer Center; Chairman of the Council of the National History Museum [Castillo de Chapultepec]; Chairman of Trustees, Parque Ecológico Chipinque; Member of the Consejo Coordinador Empresarial [CCE]; Member of the World Business Council for Sustainable Development.

Adrián Sada T.
[1920] 1



Member since 1969

Chairman of the Board of Vitro [1972-1991]; Chairman of the Board of Fundación Martínez Sada.

Carlos E. Represas
[1945] 2



Member since 1998

Executive Vice-president – Responsible for the Americas of Nestlé S.A.; Chairman of the Board of Nestlé México; Chairman of the Board, Nestlé Holdings Inc. [USA]; Co-Chairman of the Board of Beverage Partners Worldwide [a joint venture of Nestlé and Coca Cola]; Member of the Board of Cereal Partners Worldwide [a joint venture of Nestlé and General Mills]; Co-Chairman of the Board of Alliance for the Americas [a joint venture of Nestlé and New Zealand Fonterra Co-operative Group].

Roberto G. Mendoza
[1945] 1



Member since 1998

Chairman of Egg plc; Vice-Chairman of J.P. Morgan & Co. Inc. [1990-2000].

Andrés A. Yarte C.
[1941] 4



Member since 1991

Chairman of the Board and Chief Executive Officer of Distribuidora de Productos Cerámicos, S.A., and K-Inver S.A.

Tomás González S.
[1943] 3



Member since 1980

Chairman of the Board and Chief Executive Officer of Cydsa; Chairman of the Mexico-Japan Business Committee of the Mexican Council for Foreign Trade [COMCE]; Chairman of the Board of Trustees of Universidad Regiomontana; Treasurer of Fundación Martínez Sada; Member of the Board of Regio Empresas; Member of the Mexican Businessmen Council [CMHN] and Member of the Board of Visitors of the George Washington University - School of Business and Public Management.

Carlos F. Muñoz O.
[1955] 4



Member since 2000

Vice-president of Fomento Bursátil; Vice-president of Super Mart; Vice-president of Manufacturas de Concreto; Member of the Board, North Zone, of Banamex; Member of the Board of Instituto Tecnológico y de Estudios Superiores de Monterrey [ITESM], Campus Chihuahua.

Luis A. Nicolau G.
[1961] 1,2,3,4



Member since 2001

Associate Ritch, Heather & Mueller, S. C., 1990-2000; Shearman & Sterling, 1988-1990; Johnson & Swanson, 1986-1987; Mexico's Deputy Chamber, Union Congress, 1985-1986; Creel Abogados, S. C., 1982-1983.

Raúl Rangel H.
[1949]



Member since 2001

Member of the Regional Board of Banamex; Vice-president of the Advisory Council of Universidad Autónoma de Nuevo León [UANL]; Member of the Boards of Universidad de Monterrey [UdeM], Law and Criminology Faculty of the Universidad Autónoma de Nuevo León [UANL], and Instituto Renace, A.C.

Jaime Serra P.
[1951] 1



Member since 1998

Senior Partner of Serra and Associates International [SAI]; Member of the Boards of TAMSA, Grupo Ferroviario Mexicano, Bardahl, Southern Peru Copper Corp. and the Mexico Fund; Mexico's Secretary of Finance [1994], Secretary of Trade and Industry [1988-1994]; Under-secretary of Revenue, Ministry of Finance [1986-1988].

Joaquín Vargas G.
[1954] 3



Member since 2000

Chairman of the Board of Grupo MVS Comunicaciones; Chairman of the Board of Corporación Mexicana de Restaurantes; Member of the Boards of Grupo Costamex, Grupo Posadas, Bolsa Mexicana de Valores; First Vice-president of Núcleo Radio Mil

Dionisio Garza M.
[1954] 1



Member since 1995

Chairman of the Board and Chief Executive Officer of ALFA; Chairman of the Board of Universidad de Monterrey [UdeM]; Member of the Boards of CEMEX, Cydsa, and Seguros Comercial América. Member of the Board of Directors of the Harvard Business School; Member of the Mexican Businessmen Council [CMHN], the Advisory Committee to the David Rockefeller Center for Latin American Studies, and the Advisory Committee of the New York Stock Exchange.

Lorenzo H. Zambrano T.
[1944] 2



Member since 1998

Chairman of the Board and Chief Executive Officer of CEMEX; Chairman of the Board of Instituto Tecnológico y de Estudios Superiores de Monterrey [ITESM]; Member of Executive Committee of Banamex; Member of the Salomon Smith Barney International Advisory Board; Member of the Boards of Femsa, Empresas ICA, ALFA, Cydsa and Televisa; Member of the Boards of the Americas Society, the Stanford Business School Advisory Board, the Museo de Arte Contemporáneo [MARCO], and the U.S.- Mexico Commission for Educational and Cultural Exchange.

Gustavo Madero M.
[1955] 3



Member since 1996

Chairman of the Board of Hermanos Madero, Electronic Publishing, and Servicios de Previsión Integral; Regional Vice-president of Banamex; Technology Vice-president of Desarrollo Económico del Estado de Chihuahua; Member of the Boards of Instituto Tecnológico y de Estudios Superiores de Monterrey [ITESM], Campus Chihuahua, and Seguros Comercial América.

Alejandro Garza L.
[1926] 2



Member since 1972

Member of the Executive Committee of Pulsar Internacional [SAVIA, SEMINIS-DNAP, VECTOR Casa de Bolsa]; Member of the Boards of Cydsa, Grupo Industrial Ramírez, Instituto Tecnológico y de Estudios Superiores de Monterrey [ITESM], and Centro de Estudios en Economía y Educación; Member of the Board of Governors of the Wharton School of Business and the Joseph H. Lauder Institute.

Eduardo G. Brittingham
[1926] 2



Member since 1972

Chief Executive Officer of Auto Express Rápido Nuevo Laredo, Laredo Autos and Corporación Internacional de Manufacturas.

Manuel Güemez
[1942] 3



Examiner since 1999

Chairman of the Boards of Regio Empresas and Grupo PREZ; Member of the Board of Grupo de Seguridad Integral.

Julio Escámez F.
[1934]



Alternate Examiner since 1999

Member of the Boards of Consorcio Industrial de Manufacturas, and Grupo Empresarial Martel. Member of the Board of Vitro, S.A. de C.V. [1974-1998].

Independent
Related
Independent Proprietary
Related Proprietary

Committees Affiliations:

1
2
3
4

Operating Outlook



47, chief operating officer, 2001-present; president, the Flat Glass Unit of Vitro, and president, Vitro International, 2000-2001; chief executive officer, Altos Hornos de México, 1999; president, CEMEX International, 1991-1998; several positions at CEMEX: president, Cementos Tolteca 1989-1991; executive vice-president planning & finance, 1988-1989; president Cementos Anáhuac, 1987-1988; several positions at Protexa, 1982-1986; several positions at Alfa Industrias, 1976-1982. M.B.A., 1979, Stanford University; Bachelor of Science chemical engineering, 1976, University of Wisconsin.

Vitro's Operating Strengths Poise It for Profitable Growth and Value Creation

Our goal is to maximize shareholder value through sustained and profitable growth in our core businesses, consistent with our financial objectives. To improve our operating efficiency, we have consolidated our business units. Together, these businesses constitute our best sustainable long-term growth platform. Our participation in distinct businesses and our international customer base – in 70 countries – help us to minimize our exposure to individual industry or market downturns. This diversified business portfolio also builds on Vitro's operating foundations. These foundations – our dedicated human resources, manufacturing flexibility, technology development, extensive distribution network and long-standing commercial relationships, customization and product quality – enable us to respond to market demand and to serve our customers' changing needs.

We aim to maintain our businesses' leading positions in the Mexican market and to increase sales to the Americas and Europe. In line with our financial objectives, we intend to achieve this aim by maximizing our production efficiency, developing new value-added product lines within our core businesses, enhancing and establishing new relationships with key customers and partners that complement our longstanding joint ventures.

We firmly believe that significant international market opportunities exist. Our operations' production capacity has enabled us to increase our volume of export sales throughout the Americas and Europe. Our 2001 consolidated net sales were US$3.0 billion, an annual increase of 5.1%, with exports and sales from our foreign subsidiaries representing 47% of our total revenues. Exports increased to US$801 million, up 3.2% versus 2000, and sales from our foreign subsidiaries were US$619 million, a 14% increase year-over-year.

By increasing our access to international markets, we will enable our businesses to grow in attractive geographic locations outside of Mexico and mitigate the effect of slowdowns in the regions where we operate predominantly. Our acquisition of Cristalglass is in line with our geographic diversification and planned migration from commodities to value-added products. In Spain, Cristalglass enjoys a 30% share of the profitable insulated glass sector of the construction market, as well as a presence in France and Portugal.

Our recent agreement in principle to establish a joint venture with AFG Industries, Inc., underscores our ability to capitalize on strategic alliances with leading global manufacturers. This venture establishes a glass operation for the production of float glass in the border city of Mexicali, Mexico, which will meet the needs of our customers in Mexico, the United States and Canada.

Our managers, engineers and technicians possess the necessary experience and skill to make our joint ventures work. Our ventures manufacture and sell a wide variety of products. They supplement our product design and manufacturing technology, and provide us with access to significant distribution networks. Sales attributable to these joint ventures represented approximately 71% of Vitro's consolidated sales in 2001.

We are taking the right steps to ensure that all of our people have the qualifications to achieve our business strategies. Through our Human Resources Development Center and our e-learning program, we continuously conduct mandatory executive and employee training in areas such as finance, e-business, sales, marketing, information analysis and decision-making, to reinforce and align our corporate culture with a set of defined business goals.

Our new corporate identity will enable us to convey a single, unified brand presence across our increasingly global businesses. Under a single overarching brand, we are better poised to capitalize on the combined strengths of our core businesses and to realize further operating synergies.

We are firmly committed to technology development because it provides us with a sustainable competitive advantage, enabling us to support profitable businesses and product markets. So, we are permanently investing in our operations, and providing our subsidiaries access to the technological assistance they need, to improve our competitive cost position and increase capacity utilization at our facilities.

Our company-wide electronic procurement strategy is an important instrument to improve our operating efficiency; it makes it easier for us to manage and streamline the procurement process and to control procurement costs.

Most importantly, we are well positioned to build on our foundations. Our operating strengths poise us for profitable growth and economic value creation.



Consolidated Net Sales
Millions of US Dollars
93 94 95 96 97 98 99 00
2,304 2,241 1,868 2,114 2,447 2,489 2,627 2,857 3,002
1,598 1,524 939 1,127 1,375 1,353 1,426 1,538 1,582
271 271 405 426 428 451 452 543 619
435 446 524 561 644 685 749 776 801
Export Sales
Foreign Sales
Domestic Sales
Vitro's diversified business platform has generated consistently higher exports and sales from foreign subsidiaries, representing 47% of the company's total revenues in 2001.

Corporate Outlook



40, chief corporate officer, 2001-present; member of the board of Vitro, 2001-present; associate Ritch, Heather & Mueller, S. C., 1990-2000; Shearman & Sterling, 1988-1990; Johnson & Swanson, 1986-1987; Mexico's Deputy Chamber, Union Congress, 1985-1986; Creel Abogados, S. C., 1982-1983. Master's law, 1988, Columbia University, New York, NY; Bachelor's law, 1987, Escuela Libre de Derecho.

Vitro Is Building The Financial Foundations For Value Creation

Our corporate objective is to work together as one company – one Vitro – not as several decentralized business units. A leaner, more centralized organizational structure will not only increase our efficiency, but also afford us the flexibility to strengthen our financial and operating position.

Vitro is focusing again on its core businesses and, by doing so, strengthening its portfolio. Taking into account today's difficult economic environment, as opportunities arise Vitro continues to pursue the divestiture of non-core assets, using the proceeds to improve its financial ratios. Last year, proceeds from divestitures amounted to US$25 million.

In an effort to improve our cost structure, corporate staff was reduced by 20% across the organization during 2001. Although painful, this measure has started to yield results. And, we plan to take similar measures this year.

We are further aligning our culture and operating processes with electronic and Internet-based tools. Since 1997, we have employed digital solutions to reshape and improve our core business platform. Our e-business initiatives represent strategic operating resources that extend across the value chain to improve the relationship between our business processes and product development, to strengthen our supply chain management, and to enhance our customer relationship management.

We benefit from a substantial and diversified revenue base, with a strong export component, and, for the last five consecutive years, strong net cash flow [EBITDA] generation of more than US$500 million, even in adverse market conditions. In 2001 our consolidated sales were US$3.0 billion or Ps. 28.2 billion, ranking us among the largest Mexico-based companies.

Although our operations are primarily located in Mexico, we have subsidiaries in North, Central and South America and Europe, with exports to customers in 70 different countries. Our subsidiaries' export sales – which exclude sales of products manufactured outside of Mexico – represented approximately 27% of our consolidated net sales in 2001. Approximately 47% of our 2001 consolidated net sales – including the sale of products manufactured outside of Mexico – were denominated in U.S. dollars. Moreover, approximately 70% of our sales prices in Mexico are generally determined with reference to U.S. dollar-based prices. However, due to the strength of the Mexican peso against other currencies, the price of our exports was less competitive during 2001, which negatively affected our margins. Also, the slowdown of the U.S. and Mexican economies negatively impacted our margins; this made us switch production to our more profitable products as a means to absorb fixed costs.

We are committed to strengthening our financial position. In 2001, we reduced our total debt by approximately US$58 million, notwithstanding our lower EBITDA and the cost of severance payments. We also reduced interest expenses for the second consecutive year, by a total of US$21 million or Ps. 333 million, bringing the average cost of Vitro's debt down to 9.1%. To achieve this reduction, we entered into various hedging arrangements, and we benefited from the generally lower interest rate environment. Fifty-seven percent of the company's debt is long-term, which is consistent with our long-term objectives. The average life of Vitro's debt is currently 2.7 years. At year-end, the company's debt-to-EBITDA ratio was 3.0 times, versus 2.9 times in 2000, while the EBITDA-to-interest expense ratio improved to 3.3 times, from 3.2 times in 2000.

Looking forward, we are actively working to strengthen Vitro's financial structure. Our plan is to: expand the average life of Vitro's debt and to improve liquidity to support the growth of Vitro's core businesses; reduce debt through the divestiture of non-strategic assets and available operating cash flow; and improve the company's cost structure.


Debt / EBITDA
Times
94
95
96
97
98
99
00
4.1
3.2
3.6
2.7
2.6
2.6
2.9
3.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
Vitro is capitalizing on its fundamentals to strengthen the company's key financial ratios.
Debt
Millions of US Dollars
94
95
96
97
98
99
00
1,398
1,519
1,865
1,620
1,567
1,588
1,634
1,576
Vitro is improving its debt profile and pursuing a sound financial structure.



"Vitro sets an example for other companies to follow. We enjoy working with a company that shares our priorities and ultimate commitment to quality," says Arturo Elías, President and Managing Director for GM, Mexico.

46, president, the Flat Glass Unit of Vitro, 2001-present; president [glass containers], 1999-2001; responsible for management of Vitro's central technology area, 1996-present; president [glassware], 1996-1999; operations vice-president, 1995; general manager [Vitro Flex], 1989-1995; several executive positions [Vitro Flex], 1980-1989. Master's, science management, 1990, MIT; M.S., industrial engineering, 1980, North Carolina State University; bachelor's, mechanical and electrical engineering, 1977, Universidad Anáhuac.

Flat Glass' fundamentals position it for profitable growth.

Flat Glass is the leader in Mexico, a market with low per capita consumption and upside growth potential. Flat Glass is also an increasingly strong player in the United States, Latin America and Europe, with its consolidation of VVP America and Harding Glass, its acquisition of Spain's Cristalglass, and its agreement in principle to establish a joint venture with U.S.-based AFG Industries, Inc. The unit's world-class partners, growing international distribution and trading network, and healthy balance sheet position it well for profitable growth.

2001 Results

In 2001 Flat Glass accounted for 37% and 38% of Vitro's consolidated net sales and EBITDA, respectively. Net sales were US$1,134 million, a 7% increase in dollar terms and a 1% rise in constant pesos; the May consolidation of Cristalglass' sales offset the continued slowdown of the U.S. and Mexican economies. The strength of the Mexican peso and U.S. auto OEMs' partial plant shutdowns in the wake of the September 11th tragedy negatively affected exports, especially to the U.S. market.

EBITDA was US$194 million, a 12% decrease in dollar terms and an 18% drop in constant pesos. Year-over-year, profitability declined primarily

Flat Glass

due to pricing pressures, which resulted from the appreciation of the Mexican peso and volume adjustments in the auto OEM and construction sectors.

Review/Outlook

Simply stated, Flat Glass' strategy is to grow its mix of value-added products, to develop its distribution channels, and to expand globally. In 2001 the unit broadened its global market horizon by acquiring a controlling stake in Spain's Cristalglass. With this acquisition, Flat Glass established a European base from which to grow and diversify its portfolio of value-added products, such as insulated construction glass.

Float glass' demand in Mexico and the western U.S. requires more regional capacity. So, the unit recently agreed in principle to establish a 50/50 joint venture with AFG Industries, Inc., one of North America's leading glass manufacturers and a part of global glass manufacturer, Asahi Glass Company, Ltd., to transform an existing container glass facility to a float glass plant in Mexicali, Mexico.

For 2002 and beyond, Flat Glass aims to improve profitability in the construction industry by leveraging its trading network to achieve a better export sales mix. It also looks to realize cost and expense reductions through more direct sales in the construction market, and increased sales to the auto replacement market.

Construction Glass In addition to a 30 percent share of the Spanish insulated glass construction market, recently acquired Cristalglass fabricates, distributes and sells flat glass for the Portuguese and French construction industries. A significant amount of Cristalglass' products are used for thermal and acoustic insulation, solar protection and security glass in buildings and homes. Moving forward, Flat Glass aims to maximize synergies from the Cristalglass acquisition to increase sales, margins and its share of the European market.

Vitro Fibras, the company's fiberglass operations, is taking advantage of synergies across Vitro's construction, automotive and household appliances markets. A planned expansion came on line in November, doubling the size of Fibras' insulation business.

VVP America In 2001 VVP America realized the full effect of Harding Glass, generating additional sales of approximately US$100 million. The unit is now working to bring Harding Glass' operating efficiency up to Vitro's standards.

VVP America's total 2001 sales amounted to more than US$490 million, with a highly efficient distribution network of 270 fabrication and installation centers throughout the U.S.

Automotive Glass In 2001 the slowdown of the U.S. economy and the tragic events of September 11th led to an overall decline in the auto industry. As a result, the unit experienced lower sales volumes to the OEM market and lower fixed cost absorption last year. Automotive OEM's represented around 6% of Vitro's total sales for 2001.

To address this challenging automotive environment, Flat Glass looks to increase sales to the more profitable auto replacement glass market, diversify sales to other European and Latin American markets, and capitalize on niche market opportunities. For example, the unit continued to invest in the bulletproof glass segment to take advantage of growing market demand.

Polyvinyl Butyral Film [PVB] Capitalizing on new technology, Quimica M, Flat Glass' joint venture with Solutia, broke every production record in 2001. The unit manufactures quality PVB film for use in the production of clear and shaded windshields, as well as the construction industry.



Consolidated Net Sales
Millions of US Dollars
93 94 95 96 97 98 99 00
676 750 687 755 842 891 940 1,064 1,134
131 175 197 189 217 242 279 274 260
Export Sales

Flat Glass logged a 7% year-over-year net sales improvement, in dollar terms, with exports accounting for 23% of the unit's total revenues.

Flat Glass is migrating from commodities to more value-added product lines like insulated glass.



"Our close relationship with Vitro has helped us to make Corona Extra the number-one selling beer in Mexico and the country's leading export brand,"

says René Saracho, Director, Procurement & Imports,Grupo Modelo's Mexico City brewery.

55, president, the Glass Containers Unit of Vitro, 2001-present; president [glassware], 1999-2001; *international vice-president [glass containers]*, 1998-1999; operations vice-president, 1992-1998; exports vice-president, 1990-1992; vice-president, refrigerator operations [household products], 1988-1990; vice-president, stove operations, 1986-1988; general manager [Enbosa], 1982-1986; various industrial engineering, human resources and planning positions [Vidriera Monterrey], 1974-1982. Master's, advanced management, University of Texas, 1979; bachelor's, *industrial engineering*, 1970, Instituto Tecnológico y de Estudios Superiores de Monterrey [ITESM].

Niche strategy and agility are key to containers' resiliency.

Glass Containers is a leader in Mexico and Central America, with a diverse customer base. The unit's demonstrated ability to move faster and satisfy smaller orders more efficiently than its larger competitors enables it to capture niche market opportunities.

The unit further benefits from growing exports. And, through Vitro's packaging and capital goods operations, it now offers its customers a wider array of packaging products and services.

2001 Results

In 2001 Glass Containers accounted for 33% and 39% of Vitro's consolidated net sales and EBITDA, respectively. Net sales were US$1,006 million, a 3% year-over-year increase in dollar terms, but a 3% decrease in constant pesos, due to the strong peso.

Approximately 64% of unit sales were domestic, 25% exports and 11% through international subsidiaries. The sectorial composition of these sales was Calizo 70% [which is the glass containers operations in Mexico and the USA]; Grupo Vical 10% [which is the glass containers operations in Central and South America]; Álcali 8% [which manufactures soda ash and diverse raw materials]; Vancan 7%

Glass Containers

[which manufactures aluminum cans], and the remaining 5% from equipment, capital goods and ampoules production.
Exports amounted to US$251 million, a 0.4% increase from 2000. In 2001 Vitro Packaging generated export sales to the U.S. of more than US$200 million. Year-over-year growth was fueled by the Calizo sector.

EBITDA was US$199 million, a 5% decrease in dollar terms and an 11% drop in constant pesos.

Review/Outlook

Glass Containers is focusing on those strategic markets that offer demonstrable growth potential, such as wine, liquor, beer, soft drinks, cosmetics and fragrances. The unit is further embarking on three complementary company-wide initiatives, customer relationship management, supply chain management, and new product development, to better align the unit's businesses with customer demand. Through these initiatives, Glass Containers looks to provide a more tailored solution to its customers' needs, offering clients enhanced product design capabilities, even more rapid response times and a more complete range of packaging services.

Glass Containers' niche markets are growing, and the unit has reached Mexico's full production capacity. Glass Containers looks to optimize cash flow generation by improving its product/export sales mix and its efficiency levels.

Food and Beverage Exceeding original expectations, beer and soft drink sales grew as a result of increased export activity and Coca-Cola's launch of eight-ounce, non-refundable bottles. Glass Containers beer and carbonated beverage facilities operated at full capacity last year. Looking forward, the unit anticipates sales growth consistent with this trend, explained, in part, by Corona's export brand diversification.

Wine & Liquor Glass Containers fulfilled small wineries' packaging needs with a broader array of products and services. Also, better purchasing power led to stronger domestic results in 2001. Through growing export sales, Glass Containers aims to consolidate its position in the U.S. wine market. Tequila will also continue its importance, with the passage of expected domestic regulation creating potential niche opportunities.

Cosmetics & Fragrances The unit's cosmetics and fragrances' facilities operated at full capacity last year, largely as a result of new and growing customer relationships. Estee Lauder joined the unit's portfolio of high-end brands; Tommy Hilfigher launched "Tommy"; and Avon continued its growth with its global launch of "Perceive". The cosmetics and fragrances' niche is expected to show continued growth this year.

Pharmaceutical Glass Containers is working to develop more sophisticated packages to meet the healthcare industry's exacting specifications. Moving ahead, the unit's pharmaceuticals niche is projected to grow with new categories of products coming to market.

Customer Services Vitro's customer-oriented business philosophy, that brings the company closer to its customers, has allowed Glass Containers to more readily identify profitable new niche market opportunities. Through two Vitro subsidiaries, Servicios Integrales de Envasado, S.A. de C.V. [SIESA] and VGD Soluciones Integrales de Diseño, S.A. de C.V. [VGD], Glass Containers is able to efficiently satisfy customers' needs.

VGD is offering customers a full range of merchandizing support, including advertising, design, display and marketing collateral, related, but not limited, to customers' glass container needs.This year SIESA will begin offering packaging services to the juice, isotonic, non-carbonated, carbonated, and New Age beverage markets. As a result, the business plans to expand its packaging capability to cities outside Mexico City.



Consolidated Net Sales
Millions of US Dollars
93 94 95 96 97 98 99 00
923 794 713 835 929 972 985 978 1006
169 163 203 213 206 223 233 250 251
Export Sales
Glass Containers recorded 3% year-over-year net sales growth in dollar terms, with exports accounting for 25% of the unit's consolidated revenues.
Glass Containers is concentrating on niche markets such as high-end cosmetics and fragances.


Oferta de Folleto

"Vitro has an excellent service attitude; their people are always looking out for me to ensure that I have the right selection of quality products that fit my costumers' needs," says Mitsunori Hokuto, Store Manager, Soriana San Pedro; Nuevo León, Mexico.

39, president, the Glassware Unit of Vitro, 2001-present; president [diverse industries], 1997-2001; sales vice-president [glass containers], 1996-1997; international vice-president, 1992-1996; various planning, finance, administration, marketing and sales positions, 1984-1994. Master's, business administration [marketing and finance specialization], 1990, Southern Methodist University; bachelor's, business administration, 1984, St. Edward's University.

Fragmented industry and new costumer-centric products poise Glassware for growth.

Glassware operates in a fragmented global industry with few dominant players. It is Mexico and Central America's market leader and, through its joint venture with the United States' biggest glassware producer, Libbey, has a strong presence in North America.

Glassware further boasts an extensive distribution capability and a widening array of quality products and services. By realigning and broadening its product portfolio to better meet customers' needs, and expanding its relationship with Libbey, Glassware is poised for organic and geographic growth.

2001 Results

In 2001 Glassware accounted for 9% and 12% of Vitro's consolidated net sales and EBITDA, respectively. Net sales volume declined 14% mainly as a result of the slowing U.S. and Mexican economies and low-price imports from different countries, arising from the strength of the Mexican peso. Net sales were US$274 million, a 7% decrease in dollar terms and a 13% drop in constant pesos. Approximately 71% of Glassware's sales were domestic and 29% exports. Exports were US$80 million, a 10% drop from 2000. The global economic slowdown and strong peso largely led to declining export sales.

EBITDA was US$60 million, a 19% decline in dollar terms and a 24% decrease in constant pesos. The real appreciation of the peso and lower

Glassware

capacity utilization put downward pressure on Glassware's margins.

Review/Outlook

During the downturn, Glassware worked to re-define and align its manufacturing, distribution and product portfolio to better meet market demand. It took strides to become a more customer-focused organization: increasing client contact; identifying and developing new products to fill market gaps; and bolstering sales and marketing. It also embarked on aggressive new product development, creating new Crisa brand glassware products in a distinctive array of shapes, colors and sizes to meet customer demand.

Glassware's goal is to rapidly grow the business, offering customers a distinctive array of table and kitchenware products in the markets it serves. The unit looks to capitalize on its fundamentals, including its: industry-leading pressed glass production; strong, synergistic relationship with Libbey [a leading international distributor and manufacturer of blown glass products]; growing knowledge of customers along the distribution channel; focus on quality; complementary mix of new and existing products; learning culture [shared best practices from outside and within the organization]; and solid North American growth platform.

Consumer

Libbey is using more of Glassware's products for sale in the U.S. Hence, to more fully capitalize on Libbey's strong distribution network, Glassware has constantly developed new products for export to the U.S.

Glassware is further working to expand and enhance the efficacy of its retail distribution network to better meet domestic demand. Thanks to a newly defined supermarket shelf, Glassware customers are experiencing important sales growth.

Institutional [Food Service]

To complement its quality pressed glass items, Glassware is enhancing the marketing and promotion of Libbey's line of high-end blown glass products to serve Mexico and Latin America's food service industry.

Industrial

Glassware is successfully leveraging its HTL technology to offer customers new lines of decorative home furnishings. The unit looks to capitalize on this success to increase sales in certain product channels, like candle holders, and through customers promotions.


Millions of US Dollars
93 94 95 96 97 98 99 00
321 278 229 246 264 217 250 293 274
76 60 60 60 73 68 76 89 80
Export Sales

Glassware's net sales declined 7% year-over-year, in dollar terms, with exports representing approximately 29% of the unit's total revenues.

Glassware is refining its product design to satisfy customers' changing needs in a highly fragmented market.


NOS LUCIMOS PARA QUE TE LUZCAS

"I enjoy shopping with my daughter for quality Acros-brand appliances," says Luz María Garza. "The new electronic module offers handy access to product information at just the touch of a finger."

60, president, the Acros Whirlpool Unit of Vitro, 2000-present; chairman of the board [glass containers], 1999-present; president [glass-containers], 1994-1999; executive vice-president [glass containers], 1992-1994; commercial vice-president [glass containers], 1985-1992. Master's Administration, University of California at Berkeley; Bachelor of Sciences, University of California at Berkeley; Diploma, advanced studies in administration and commerce, University of Burdeos, France.

Quality, well-known brands are the name of the game at Acros Whirlpool.

Acros Whirlpool offers customers and consumers a complete range of recognized, brand-name appliances and services, such as Acros, Supermatic, Crolls, Whirlpool, KitchenAid, Estate and Roper. It also manufactures Bluepoint, Tropigas and Kenmore brand appliances and related components. An important participant in Mexico's appliance market, Acros Whirlpool exports to the United States, Central and South America.

2001 Results

Unit sales at Acros Whirlpool continued to grow. In 2001 Acros Whirlpool accounted for 21% and 15% of Vitro's consolidated net sales and EBITDA, respectively. Net sales grew to US$629 million, an 11% year-over-year increase in dollar terms and a 3% rise in constant pesos.

Approximately 66% of the unit's sales were domestic and 34% exports. The sales breakdown was 50% refrigerators, 26% washers, 20% ranges, and 4% related components. Exports amounted to US$212 million, a 26% increase from 2000. Exports particularly benefited from increased shipments of refrigerators to the U.S., despite the nation's economic downturn.

Acros Whirlpool


Consolidated Net Sales
Millions of US Dollars
93 94 95 96 97 98 99 00
419 439 261 320 446 450 495 564 629
59 48 64 103 151 154 166 168 212
Export Sales

Acros Whirlpool's 2001 net sales rose 11%, in dollar terms, versus 2000, with export's accounting for 34% of the units' consolidated revenues.

Acros Whirlpool is introducing new high-end appliance lines for domestic and export markets.

EBITDA was US$76 million, a 12% decrease in dollar terms and an 18% drop in constant pesos. Profitability suffered as a result of Asian imports to the domestic market and the implementation of a new product line.

Review/Outlook

To take advantage of favorable domestic demographics and low overall appliance penetration, Acros Whirlpool introduced a number of new appliances in Mexico. Additionally, it introduced a broad lineup of KitchenAid brand major appliances, as well as blenders, mixers and food processors. Acros Whirlpool also leveraged its longstanding relationship with Whirlpool Corporation to increase export sales of refrigerators and ranges, including its new line of 30-inch gas ranges.

Acros Whirlpool is further fulfilling its commitment to supply chain and customer relationship management. Today, 85% of the unit's purchases are electronic, and the unit sells 50% of its products to distributors online.

Refrigerators

Exports particularly benefited from increased refrigerator shipments to the U.S., despite the economic downturn in that market. This is because the unit's export models offer a more affordable option to U.S. consumers. In Mexico, Acros Whirlpool launched a new line of stainless steel 18-cubic-foot refrigerators plus new 9 and 11-foot two door models; it also redesigned its 14, 16 and 18-foot offerings.

Washers

New lines of Acros and Supermatic brand twin-tub and semi-automatic washers were particularly appealing to Mexico's consumers.

Ranges

Acros Whirlpool introduced a new line of 20 and 30-inch free-standing and built-in ranges to capitalize on growing domestic consumption. To keep up with export demand, Acros Whirlpool completed development of a new, more efficient platform of AGA [American Gas Association] approved ranges, almost doubling the unit's capacity. For the first time, the unit was able to export 30-inch gas ranges to the U.S.



> Quality Is Fundamental to Vitro's Growth and Sustainable Development.

Environmental Quality

Vitro's goal is to be a national leader in environmental quality, to take a prominent role in this area and to consolidate its integration into the company's business model. Vitro's environmental philosophy is based on three fundamental principles: [1] Environmental responsibility: minimizing the company's impact on the environment, while meeting the needs of customers and consumers; [2] Eco-efficiency: implementing best environmental practices and technology; and [3] Transparency: communicating the company's environmental performance openly with its people, its communities and the general public. In accordance with this philosophy, Vitro has established environmental programs in coordination with the relevant governmental agencies.

Clean Industry

Vitro undertakes many of its environmental efforts voluntarily, recognizing that doing the right thing is good for the environment and for business. In 1998 the company began conducting voluntary environmental audits. To date, 29 of Vitro's operations have been audited, 16 of these facilities have received the government's Clean Industry Certificate, and 13 are expected to earn this certification in the near future.

Eco-Efficiency

Environmentally sound solutions simply make good business sense; energy conservation, water management and emissions reduction protect the environment, and offer the company important competitive advantages.

Operating Quality

Vitro received the Ibero-American Quality Award for the second consecutive year. Among a field of companies from Latin America, Spain and Portugal, Vitro's Vidriera Los Reyes and Vitro Flex subsidiaries received this award due to their outstanding quality standards and their continued commitment to total quality, through Vitro's AST Management Model.

Also, the President of Mexico presented a Vitro subsidiary with the National Technology Award; this year the automotive products area of Vitro's

Clean Industry Program

Number of Plants



[GOAL]
98 99 00 01 03
14
12
10
8
6
4
2
0
10
10
3
9
6
7
13
Total Plants Audited
Total Plants Certified
NOx Emission vs. Maximum Emission Allowed
[Kg of NOx-tons. of glass]
96 97 98 99 00
Emissions
Max. Emission Allowed

Vitro's emissions control equipment and eco-efficient practices enable the company to minimize and reduce particle emissions during the glass manufacturing process.



FLAT GLASS' QUALITY RECEIVES ACCOLADES
Flat Glass received Mexico's prestigious 2001 National Technology Award in acknowledgement of its technology platform and total quality. Moreover, Flat Glass was named General Motors' Supplier of the Year for the third consecutive year.



VITRO WINS TWO IBERO-AMERICAN QUALITY AWARDS
For the second consecutive year, Vitro was honored to receive the Ibero-American Quality Award. Among a field of companies from Latin America, Portugal and Spain, Vitro Flex and Vidriera Los Reyes each garnered an award in recognition of their quality standards.

Flat Glass business achieved the award. Further, for the third consecutive year, General Motors named Vitro the Supplier of the Year for its superior performance in quality, service and price.

All of these awards reflect Vitro's continued commitment to quality, that has long been recognized by our customers and partners.

Quality of Life

The welfare of Vitro's people and their families come first. With this in mind, Vitro provides sports and recreational facilities, such as Vitro Clubs, which are located throughout Mexico, and Vitro Parque El Manzano, a retreat located south of Monterrey in the beautiful forests of the Sierra Madre. The company also operates Clínica Vidriera, a complete hospital that provides basic and specialized medical services.

Vitro strongly values the health and safety of its employees. The company's 2001 safety record was one of its best. Its implementation and execution of up-to-date policies provide employees a safe and healthy workplace environment.

Furthermore, Vitro is firmly committed to its employees' professional development. The company's training programs – founded on the principles of Vitro's AST Model – foster people's leadership skills, motivation and creative vision. Vitro's compensation plan further aligns executives' performance with that of the company and its shareholders.



Vitro Parque El Manzano

MD&A

Management's Discussion and Analysis of Financial Condition

Overview

Vitro, S.A. de C.V., through its subsidiary companies, is a diversified glass and household products manufacturer with a leading share of Mexico's flat glass, glass containers, glassware and household appliance markets. It has a strong international presence through exports to 70 different countries and sales from operating subsidiaries in Europe, North, Central and South America. In 2001, 47% of the company's consolidated revenues were generated outside of Mexico, through foreign operations and exports. Close to 70% of Vitro's 2001 net sales were either denominated in or linked to the U.S. dollar. Long-standing joint ventures with world-class partners and industry leaders Pilkington, Solutia, Visteon, Owens Corning, Rexam Beverage Can of the Americas, Kimble, Libbey, Cervecería Centroamericana and Cervecería de Costa Rica, and Whirlpool, gives the company access to state-of-the-art technology and important distribution channels.

2001 Consolidated Results

Increased sales in U.S. dollars from Vitro's Flat Glass, Glass Containers and Acros Whirlpool businesses partially countered the negative effect of the strong peso [year-over-year exchange rate appreciation of 4.6% and inflation of 4.4%], increased domestic price competition in certain business units, and product substitution.

EBITDA decreased 8.1% in U.S. dollars and 14.4% in constant pesos as a result of the global economic recession, continued price competition, and the impact of the strong Mexican peso on export sales margins and the consolidated sales of Vitro's most dollar exposed businesses. For the year, Vitro's non-cash items were offset by lower net financial expenses and taxes to produce positive net income of US$62 million or Ps. 577 million.


EBITDA /
Interest Expenses
Times
96
97
98
99
00
1.0
2.1
3.0
2.8
3.2
3.3

Sales

Additional sales from the Cristalglass acquisition, improving year-over-year container pricing and rising refrigerator exports to the U.S. fueled increased sales at Vitro's Flat Glass, Glass Containers and Acros Whirlpool businesses. The slowdown of the U.S. and Mexican economies, as well as the strong Mexican peso, led to lower product demand, particularly in Glassware's consumer and industrial sectors. Overall, 2001 consolidated sales were US$3.0 billion or Ps. 28.2 billion, a 5.1% year-over-year increase in dollar terms and a 1.5% decline in constant pesos.

EBITDA

Despite difficult market conditions in Mexico and the United States, Vitro generated total EBITDA of US$513 million or Ps. 4.9 billion, an 8.1% decline in dollar terms and a 14.4% year-over-year drop in constant pesos. This decrease resulted from the global economic slowdown, the aftermath of September 11th, the impact of the strong Mexican peso [approximately 70% of Vitro's sales are directly or indirectly linked to the U.S. dollar, with Flat Glass having the largest exposure at 87% of sales], and some payments [including workers' bonus] made in lieu of profit sharing to workers, due to administrative restructuring in some of our businesses.

Financial Expenses

Vitro's decreased financial expense resulted from lower interest rates on the company's debt and certain hedging transactions undertaken by Vitro. Vitro's weighted average interest cost declined to 9.1%, versus 10.3% for 2000. Because of the Mexican peso's appreciation and lower inflation, Vitro recorded an exchange gain, and a lower gain from monetary position, that resulted in a total financing cost of US$67 million or Ps. 651 million, which compares positively to US$114 million and Ps. 1,196 million a year ago.

Revenues

Denominated in Millions of US Dollars


93
94
95
96
97
98
99
00
706
717
929
987
1,072
1,136
1,201
1,319
1,420
271
271
405
426
428
451
452
543
619
435
446
524
561
644
685
749
776
801
Export Sales
Foreign Sales

Debt

Vitro reduced its total debt by US$58 million year-over-year, notwithstanding the reduction in EBITDA, severance expenses, and the acquisition of Cristalglass. Additionally, the balance sheet showed a year-over-year cash increase of US$30 million.

Capital Expenditures

Excluding the Cristalglass acquisition, capital expenditures amounted to US$100 million, US$10 million lower than 2000. This reduction is among our responses to the worldwide economic downturn and the strength of the Mexican peso.

Taxes

In 2001 Vitro realized important tax benefits. Taxes declined year-over-year as a result of pension plan funding, and the business reorganization of the Glass Containers, Flat Glass and Glassware units.

Earnings

Net majority income decreased US$21 million, or Ps. 212 million, year-over-year, primarily as a result of lower operating profit which was partially offset by lower financing costs and lower taxes. In 2001, Vitro recognized extraordinary charges, such as headcount restructuring in the amount of US$34 million, Ps. 319 million; a non-cash charge of US$42 million, or Ps. 401 million, for the write-off of certain obsolete assets; and a loss from the sale of non-strategic assets. Earnings per share on a weighted average basis were Ps. 0.47, or US$0.15 per ADR, versus earnings per share of Ps. 1.25, or US$0.39 per ADR, in 2000.

KEY DEVELOPMENTS

Planned Divestitures

During 2001, the company sold its 50% interest in Regioplast to Owens Illinois for US$8 million. Additionally, Vitro sold real estate and machinery for US$13 million and an executive aircraft for

US$4 million. This brings the total amount of management's planned divestitures [since 1999] to US$65 million.

AFG Industries Joint Venture

On November 1, 2001, Vitro announced that its Vitro Plan subsidiary agreed in principle to establish a 50/50 joint venture with AFG Industries, Inc., a subsidiary of Asahi Glass Co., Ltd., to transform an existing container glass facility to a float glass plant in Mexicali, Mexico. This joint venture is still subject to the negotiation and execution of final agreements, and obtaining approvals typical to these types of transactions. In year 2003, the venture plans to begin production, supplying the U.S., Canadian and Mexican markets.

Syndicated Loan Facility

On August 14, 2001, Vitro, through its Compañía Vidriera subsidiary, entered into a syndicated credit facility, providing new financing in the aggregate principal amount of US$235 million. The facility was led by HSBC and Citibank and exceeded initial subscription efforts of US$200 million. Intended to refinance more expensive short-term debt [including holding company debt], the loan matures in five years, amortizes periodically and has an average life of two and one-half years.

Corporate Reorganization

On July 13, 2001, Vitro announced a reorganization that involved the creation of an Executive Committee comprised of the company's Chief Executive Officer, the Chief Operating Officer, and the Chief Corporate Officer. As part of its effort to improve performance and competitiveness, Vitro reduced its corporate and administrative staff by approximately 1,000 employees. As a means to improve operating efficiency, effective October 2001, the company further consolidated its operations in four business units: Flat Glass, Glass Containers, Glassware and Acros Whirlpool. As part of this consolidation, Vitro integrated strategic businesses from the former Diverse Industries unit into its four continuing businesses.

Cristalglass Acquisition

In May 2001, Vitro, through its Flat Glass business unit, completed the acquisition of a 60% interest of Spain-based Cristalglass, a company with annual sales of approximately US$60 million. Cristalglass, which processes, distributes and sells flat glass for the construction industry, is well positioned in Europe and will improve Flat Glass' ability to export and distribute float glass in this important market.

Management's Financial Responsibility

Management is responsible for the preparation of the Company's financial statements and other financial information included in this report. This responsibility includes maintaining the integrity and objectivity of financial records and the preparation of the financial statements in conformity with Mexican generally accepted accounting principles (GAAP).

The company maintains an internal control structure intended to provide, among other things, reasonable assurance that its records reflect transactions arising from its operations in all material respects and to provide protection against significant misuse or loss of company assets. Management believes that the internal control structure meets these objectives.

The internal control structure is supported by the selection and training of qualified personnel, written policies and procedures, and by a staff of internal auditors who employ thorough auditing programs.

The Company's financial statements have been audited by Deloitte & Touche, independent, certified public accountants; their audit was conducted in accordance with Mexican generally accepted auditing standards, which are substantially equivalent to the U.S. generally accepted auditing standards, and which has considered the Company's internal control structure. For further reference, the Independent Auditors' Report is included in this document.

The Board of Directors, acting through its Audit Committee, is responsible for determining that management fulfills its responsibilities in the financial control of operations and the preparation of financial statements, and elects the independent auditors.

The Audit Committee recommends the appointment of the independent auditors. It meets with management, internal auditors, and the independent auditors.

The independent auditors and internal auditors have full and free access to the Audit Committee. They meet with this Committee to discuss their audit work, the company's internal controls, and financial reporting matters.

Federico Sada G.
President and Chief Executive Officer

Luis A. Nicolau
Chief Corporate Officer

February 28, 2002

Independent Auditors' Report

Deloitte & Touche

Galaz, Gómez Morfín Chavero, Yamazaki, S.C.
Av. Lázaro Cárdenas 2321 Pte.
Edificio Alestra, Piso 6-B
Col. Residencial San Agustín
66260 San Pedro Garza García, N.L.

Tel.: 52 (81) 81-52-52-00
Fax: 52 (81) 81-52-52-42
www.deloitte.com.mx

Board of Directors and Stockholders of Vitro, S.A. de C.V.
San Pedro Garza García, N. L.

(Amounts in millions of Mexican pesos)

We have audited the accompanying consolidated balance sheets of Vitro, S.A. de C.V. and Subsidiaries (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2001 (all expressed in millions of Mexican pesos). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the subsidiaries and associated companies named in note 2 b), were audited by other auditors and our opinion, regarding the amounts reported by these companies, is based only on the reports of such other auditors. The total assets of the companies above mentioned represent 21% in 2000 and 2001 of the consolidated total assets, whereas their net sales represent 28% of the consolidated net sales in 1999, 26% in 2000 and 28% in 2001.

We conducted our audits in accordance with auditing standards generally accepted in México. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Effective January 1, 2000 the Company applied the provisions of the new Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit Sharing". The effects in net income for the years ended December 31, 2000 and 2001 were increases of Ps. 112 and Ps. 66, respectively. Additionally, the effect in comprehensive loss for the year 2000 was an increase of Ps. 2,468 (see note 3 o).

In our opinion, based upon our audits and the reports of other auditors mentioned in the first paragraph, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Vitro, S.A. de C.V. and Subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years ended December 31, 1999, 2000 and 2001, in conformity with accounting principles generally accepted in México.

Our audits also comprehended the translation of Mexican peso amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 2 a). Such United States dollar amounts are presented solely for the convenience of readers.

The accompanying financial statements have been translated into English language for the convenience of readers.

Deloitte & Touche

February 14, 2002

Deloitte Touche Tohmatsu

Consolidated Balance Sheets

Vitro, S.A. de C.V. and Subsidiaries *(Millions of constant Mexican pesos as of December 31, 2001)*

	December 31		Millions of US dollars (Convenience Translation) December 31
	2000	2001	2001
Assets			
Cash and cash equivalents	Ps. 787	Ps. 1,005	$ 110
Trade receivables, net of allowance for doubtful accounts of Ps. 71 and Ps. 60	2,341	2,238	244
Other receivables	1,249	1,021	111
Inventories (note 5)	3,781	3,589	391
Current assets	8,158	7,853	856
Investment in associated companies (note 6)	196	43	5
Land and buildings (note 7)	9,736	9,606	1,048
Machinery and equipment (note 7)	11,534	10,749	1,172
Construction in progress	1,421	690	75
Excess of cost over fair value of net assets acquired, net of accumulated amortization of Ps. 104 and Ps. 132	300	627	68
Intangible pension asset	795	702	77
Other assets	1,035	1,077	117
	25,017	23,494	2,562
Total assets	Ps. 33,175	Ps. 31,347	$ 3,418

Luis A. Nicolau
Chief Corporate Officer

Federico Sada G.
President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

Vitro, S.A. de C.V. and Subsidiaries *(Millions of constant Mexican pesos as of December 31, 2001)*

	December 31,		Millions of US dollars (Convenience Translation) December 31,
	2000	2001	2001
Liabilities			
Short-term borrowings (note 8)	Ps. 3,207	Ps. 3,369	$ 368
Current maturities of long-term debt (note 9)	1,109	2,793	304
Trade payables	2,537	3,311	361
Accrued expenses	787	631	69
Other current liabilities	1,255	1,052	115
Current liabilities	8,895	11,156	1,217
Long-term debt (note 9)	12,017	8,291	904
Seniority premiums, pensions and other long-term liabilities	1,131	1,320	144
Deferred tax liabilities (note 17)	1,690	1,713	186
Long-term liabilities	14,838	11,324	1,234
Total liabilities	23,733	22,480	2,451
Stockholders' Equity			
Capital stock: no par value shares issued and outstanding, 324,000,000 in 2000 and 2001	324	324	35
Restatement of capital stock	5,543	5,543	605
Capital stock restated	5,867	5,867	640
Treasury stock, (27,399,020 shares in 2000 and 46,148,270 in 2001)	(327)	(519)	(57)
Paid-in capital	840	891	97
Shortfall in restatement of capital	(16,507)	(16,864)	(1,839)
Cumulative effect of deferred taxes	(1,404)	(1,404)	(153)
Minimum pension liability adjustment	(152)	(181)	(20)
Retained earnings reserved for reacquisition of shares of Vitro	1,300	1,300	142
Retained earnings	16,269	16,309	1,779
Net income for the year	347	135	15
Total majority interest	6,233	5,534	604
Minority interest in consolidated subsidiaries	3,209	3,333	363
Total stockholders' equity (note 13)	9,442	8,867	967
Total liabilities and stockholders' equity	Ps. 33,175	Ps. 31,347	$ 3,418

Consolidated Statements of Operations

Vitro, S.A. de C.V. and Subsidiaries *(Millions of constant Mexican pesos as of December 31, 2001, except per share amounts)*

	Year ended December 31			Millions of US dollars except per share amounts (Convenience Translation) Year ended December 31
	1999	2000	2001	2001
Net sales	Ps. 28,599	Ps. 28,631	**Ps. 28,190**	**$ 3,074**
Cost of sales	19,765	20,307	**20,638**	**2,250**
Gross profit	8,834	8,324	**7,552**	**824**
General, administrative and selling expenses	4,479	4,807	**4,949**	**540**
Operating income	4,355	3,517	**2,603**	**284**
Total financing cost (note 14)	324	1,196	**651**	**71**
Income after financing cost	*4,031*	*2,321*	***1,952***	***213***
Other expense,net (note 15)	1,249	488	**866**	**95**
Share in net income of unconsolidated associated companies (note 6)	24	5	**7**	**1**
Income before income tax and workers' profit sharing	2,806	1,838	**1,093**	**119**
Income and asset tax (note 17)	1,600	675	**407**	**44**
Workers' profit sharing (note 17)	260	326	**109**	**12**
Net income from continuing operations	946	837	**577**	**63**
Income on disposal of discontinued operations (note 4)	573			
Extraordinary item (note 18)	158			
Net income for the year	Ps. 1,677	Ps. 837	**Ps. 577**	**$ 63**
Net income of minority interest	Ps. 953	Ps. 490	**Ps. 442**	**$ 48**
Net income of majority interest	724	347	**135**	**15**
	Ps. 1,677	Ps. 837	**Ps. 577**	**$ 63**
Earnings per *common* share (based on weighted average shares outstanding of 310,464,210 for 1999, 278,402,173 for 2000 and 286,424,376 for 2001):				
Net income from continuing operations	Ps. 3.05	Ps. 3.01	**Ps. 2.01**	**$ 0.22**
Income on disposal of discontinued operations	1.84			
Extraordinary item	0.51			
Net income of minority interest	(3.07)	(1.76)	**(1.54)**	**(0.17)**
Net income of majority interest	Ps. 2.33	Ps. 1.25	**Ps. 0.47**	**$ 0.05**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Financial Position

Vitro, S.A. de C.V. and Subsidiaries *(Millions of constant Mexican pesos as of December 31, 2001)*

	Year ended December 31,			Millions of US dollars (Convenience Translation) Year ended December 31,
	1999	2000	2001	2001
OPERATING ACTIVITIES:				
Net income from continuing operations	Ps. 946	Ps 837	Ps. 577	$ 63
Add (deduct) non cash items:				
Depreciation and amortization	2,121	2,084	2,050	224
Provision for seniority premiums and pensions	77	78	208	23
Amortization of debt issue costs	51	47	55	6
Share in net income of unconsolidated associated companies	(24)	(5)	(7)	(1)
(Gain) loss from sale of subsidiaries and associated companies	83	(57)	117	13
Loss to reduce investments to market value	214			
Write-off and loss from sale of assets	875	349	401	43
Deferred income tax and workers' profit sharing	(19)	324	156	17
Tax effect from discontinued operations and extraordinary item	731			
	5,055	3,657	3,557	388
Increase in trade payables	113	49	691	75
Decrease in trade receivables	162	764	157	17
Increase in inventories	(139)	(478)	(81)	(9)
Change in other current assets and liabilities, net	(253)	216	(334)	(36)
Pension funding payments		(520)	(86)	(9)
Resources generated from continuing operations	4,938	3,688	3,904	426
FINANCING ACTIVITIES:				
Short-term bank loans	7,368	6,617	4,826	526
Long-term bank loans	5,758	6,643	5,911	645
Capital stock contributed by minority interest		8	101	11
Monetary effect on liabilities with financing cost	(2,116)	(1,384)	(664)	(72)
Payment of short-term loans	(6,126)	(5,159)	(6,804)	(742)
Payment of long-term loans	(7,433)	(7,536)	(5,061)	(552)
Acquisition of treasury stock	(188)	(814)	(171)	(19)
Sale of treasury stock		588		
Dividends paid to stockholders of Vitro	(355)	(323)	(153)	(17)
Dividends paid to minority interest	(570)	(405)	(272)	(30)
Resources used in financing activities	(3,662)	(1,765)	(2,287)	(250)
INVESTMENT ACTIVITIES:				
Investment in land and buildings and machinery and equipment	(1,854)	(1,110)	(944)	(103)
Sale of fixed assets	366	308	139	15
Investment in subsidiaries and associated companies	(40)	(533)	(449)	(49)
Sale of subsidiaries and associated companies	169		88	10
Long-term investments			(137)	(15)
Other	22	(421)	(96)	(10)
Resources used in investment activities	(1,337)	(1,756)	(1,399)	(152)
Net increase (decrease) in cash and cash equivalents	(61)	167	218	24
Balance at beginning of year	681	620	787	86
Balance at end of year	Ps. 620	Ps. 787	Ps. 1,005	$ 110

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Vitro, S.A. de C.V. and Subsidiaries *(Millions of constant Mexican pesos as of December 31, 2001, except per share amounts)*

	Capital stock	Treasury Stock and paid-in capital	Shortfall in restatement of capital	Cumulative effect of deferred taxes	Minimum pension liability adjustment	Retained earnings	Net income (loss) for the year	Minority interest	Stock-holders' equity
Balance at December 31, 1998	**Ps. 6,518**	**Ps. 239**	**Ps.(15,455)**	**Ps.**	**Ps. (91)**	**Ps. 18,478**	**Ps. (955)**	**Ps. 4,476**	**Ps. 13,210**
Appropriation of net loss from prior year						(955)	955		
Dividends (Ps. 1.10 per share)						(355)			(355)
Decrease in minority interest								(697)	(697)
Capital stock redemption	(651)	651							
Paid in capital		15							15
Acquisition of treasury stock		(188)							(188)
Comprehensive income (note 13 j)			(798)		(39)		724	606	493
Balance at December 31, 1999	**5,867**	**717**	**(16,253)**		**(130)**	**17,168**	**724**	**4,385**	**12,478**
Appropriation of net income from prior year						724	(724)		
Dividends (Ps. 1.00 per share)						(323)			(323)
Decrease in minority interest								(505)	(505)
Sale of treasury stock		660							660
Paid in capital		(50)							(50)
Acquisition of treasury stock		(814)							(814)
Comprehensive loss (note 13 j)			(254)	(1,404)	(22)		347	(671)	(2,004)
Balance at December 31, 2000	**5,867**	**513**	**(16,507)**	**(1,404)**	**(152)**	**17,569**	**347**	**3,209**	**9,442**
Appropriation of net Income from prior year						347	(347)		
Dividends (Ps. 1.00 per share)						(307)			(307)
Decrease in minority interest								(123)	(123)
Paid in capital		52							52
Acquisition of treasury stock		(193)							(193)
Comprehensive loss (note 13 j)			(357)		(29)		135	247	(4)
Balance at December 31, 2001	***Ps. 5,867***	***Ps. 372***	***Ps. (16,864)***	***Ps. (1,404)***	***Ps. (181)***	***Ps. 17,609***	***Ps. 135***	***Ps. 3,333***	***Ps. 8,867***

The accompanying notes are an integral part of these consolidated financial statements.

Activities of the company

Vitro, S.A. de C.V. ("Vitro") is a holding company, the subsidiaries of which manufacture and market glass and plastic containers, thermoformed articles, aluminum cans, flat glass for architectural and automotive uses, glassware for table and kitchen use, fiberglass insulation and reinforcements, certain chemical products and minerals, household appliances and capital goods.

Basis of presentation and principles of consolidation

a) **Basis of presentation**
The consolidated financial statements of Vitro and its subsidiaries (the "Company") are prepared in accordance with accounting principles generally accepted in México ("Mexican GAAP"), as further described in note 3.

The consolidated financial statements presented herein are expressed in millions of constant Mexican pesos as of December 31, 2001, except per share amounts. However, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2001 have been translated into United States (US) dollars at the rate of 9.1695 pesos per one dollar, the rate of exchange determined by Banco de México (Mexico's Central Bank) on December 31, 2001. The translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any rate.

All references to dollars, in the financial statements and these notes, correspond to dollars of the United States of America

b) **Consolidated subsidiaries**
Those companies in which Vitro holds, directly or indirectly, more than 50% of the capital stock or which Vitro controls are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used. All significant intercompany balances and transactions have been eliminated in consolidation.

Vitro's subsidiaries Vitromátic, S. A. de C. V. and subsidiaries; Empresas Comegua, S.A. and subsidiaries; and Vitro Flex, S. A. de C. V.; as well as certain other subsidiaries and associated companies which in the aggregate are not material, are audited by firms of public accountants other than the Company's principal auditor.

In order to consolidate the financial statements of subsidiaries located in the United States of America, the effects of inflation were taken into consideration in accordance with Bulletin B-10, as amended, which is the principal difference between US generally accepted accounting principles ("US GAAP") and Mexican GAAP for these companies. Such companies' financial statements are initially prepared in accordance with US GAAP and are translated into Mexican pesos under the current rate method. The assets, liabilities, stockholders' equity (except capital stock) and the income statement accounts are translated into Mexican pesos using the exchange rate as of the date of the most recent balance sheet presented. The cumulative translation adjustment is included as a component of stockholders' equity.

c) **Investment in associated companies**
Associated companies are those companies in which Vitro holds, as a permanent investment, less than 50% of the capital stock and maintains significant influence. Such investments are accounted for by the equity method.

Principal accounting policies

a) **Accounting method for the treatment of the effects of inflation**
The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", as amended, issued by the Mexican Institute of Public Accountants ("IMCP"), which relates to the recognition of the effects of inflation. The Third Amendment to Bulletin B-10 (the "Third Amendment") has been adopted in preparing such consolidated financial statements. The Third Amendment requires the restatement of all comparative financial statements to constant pesos as of the date of the most recent balance sheet presented. For that purpose, Vitro's Mexican subsidiaries and associated companies use the "Indice Nacional de Precios al Consumidor" (Mexican National Consumer Price Index: "INPC"), published by Banco de México; Vitro's US subsidiaries use the Consumer Price Index – All Urban Consumers – All Items, Unadjusted ("CPI") published by the US Labor Department, and are translated using the exchange rate at the end of the last period presented.

Bulletin B-12 set the rules related to the statement of changes in financial position. This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are not considered non-cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

b) **Cash and cash equivalents**
Highly liquid short-term investments with original maturity of ninety days or less, consisting primarily of Mexican Government Treasury Bonds and money market instruments, are classified as cash equivalents. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value.

c) **Financial instruments**
Assets and liabilities resulting from any financial instrument, except for such instruments held to maturity, are recorded in the balance sheet at fair value. The financial instruments held to maturity are valued at their acquisition cost. The effects of valuation of the financial instruments, including their cost and yield are recorded in the corresponding year in the statement of operations.

Financial instruments for hedging purposes, are valued using the same criteria of valuation of the assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses, or income from the assets or liabilities whose risks are being hedged.

d) **Inventories and cost of sales**
Inventories are valued at the price of the last purchase made during the year or at the latest production cost without exceeding the net realizable value. Cost of sales is determined by using the price of the last purchase prior to the date of consumption or the latest production cost at the time of sale.

e) **Land, buildings, machinery and equipment**
Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized. The Company follows the principles of the Fifth Amendment to Bulletin B-10, under which, fixed assets are restated under the method of consumer price index adjustment, using the INPC. The initial balance to apply the INPC was the net replacement value as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement is based on a general consumer price index from the country of origin and the exchange rate at the end of each period.

Maintenance and repair expenses are recorded as costs and expenses in the period when they are incurred.

Depreciation is calculated using the straight-line method, taking into consideration the estimated useful life of the asset, in order to depreciate the original cost and the revaluation. The depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

	Years
Buildings	20 to 50
Machinery and equipment	5 to 30

f) **Excess of cost over fair value of net assets acquired**
The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over a period of 20 years. Amortization expense for the years ended December 31, 1999, 2000 and 2001 was Ps. 12 , Ps. 15 and Ps. 28 , respectively.

g) **Excess of book value over cost of net assets acquired**
The excess of book value over cost of net assets acquired is amortized over the period that the subsidiary or associated company is expected to be integrated into the operations of the group, which cannot exceed 5 years. Amortization for the year ended December 31, 2000 was Ps. 57.

h) **Seniority premiums, retirement plans and severance payments**
Seniority premiums and pension plans for all personnel are considered as costs in the periods in which services are rendered. Periodic costs are calculated in accordance with Bulletin D-3 issued by the IMCP, and the actuarial computations were made by an independent actuary, using estimates of the salaries that will be in effect at the time of payment. The past service cost is amortized over the average period required for workers to reach their retirement age. The method used is the projected unit credit. Effective year 2000 the Company is funding a trust in order to cover the payment of such liabilities.

Severance payments are expensed in the period in which such payments are made.

i) **Excess (shortfall) in restatement of capital**
This item, which is an element of stockholders' equity, reflects the accumulated effect of holding non-monetary assets and the effect of the initial monetary position gain or loss. The accumulated effect of holding non-monetary assets represents the difference between the specific values of non-monetary assets in excess of or below the increase attributable to general inflation as measured by the INPC and CPI.

j) **Restatement of capital stock and retained earnings**
Capital stock and retained earnings, for Mexican subsidiaries, are restated using the INPC from the respective dates such capital was contributed or net income generated to the date of the most recent balance sheet presented. Retained earnings for US subsidiaries are restated using the CPI.

k) **Employee stock option plan**
An employee stock option plan (see note 13b) was adopted in 1998. The Company is accounting for stock-based compensation using a fair value based method. Compensation cost is measured at the grant date based on the value of the stock option award and is recognized over the vesting period.

l) **Transactions in foreign currency for Mexican subsidiaries**
All transactions in foreign currency are translated at the exchange rate as of the date of such transactions. In accordance with the Third Amendment, such transactions are restated using the INPC. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate at the date of the financial statements. Exchange fluctuations are recorded in the statements of operations as part of the total financing cost.

m) **Revenue recognition**
Revenues and related costs are recognized in the period in which risks and benefits are transferred to purchasers, which generally coincides with the shipment of products to costumers in satisfaction of orders.

n) **Gain (loss) from monetary position**
The gain (loss) from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the statements of operations as part of the total financing cost. For subsidiaries located in the US the result from monetary position is calculated using the CPI.

o) **Income tax, tax on assets and workers' profit sharing**
Effective January 1, 2000, the Company applies the provisions of the new Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit Sharing", issued by the IMCP. As required by this bulletin, deferred income taxes are provided for differences between the book and tax value of assets and liabilities and deferred workers' profit sharing for temporary differences between the financial and adjusted tax income, that are expected to reverse in the future. Additionally, the tax on assets paid is recognized as an asset. Until 1999, deferred taxes were provided only for identifiable, non-recurring timing differences that were expected to reverse over a definite period of time, and the tax on assets paid was recognized in the statement of operations. The effects in net income on the years ended December 31, 2000 and 2001 were increases of Ps. 112 and Ps. 66, respectively. Additionally, the effect in comprehensive loss for the year 2000 was an increase of Ps. 2,468 (note 13 j).

p) **Earnings per share**
Earnings per share are computed by dividing income by the weighted average number of shares outstanding during each period.

q) **Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts in these consolidated financial statements and in the related disclosures. Actual results could differ from those estimated.

Discontinued operations

Anchor Glass Container Corporation ("Anchor")

As a result of the disposal in 1996 of Anchor, a wholly owned subsidiary of Vitro, the 1999 tax benefit of Ps. 573, resulting from utilization of net operating losses of Anchor generated in 1996, are presented in the 1999 statement of operations as "Income on disposal of discontinued operations".

As part of Anchor's disposal in a transaction approved by the Bankruptcy Court, Vitro provided to the Pension Benefit Guaranty Corporation ("PBGC"), a United States governmental agency that guarantees pensions, a limited guarantee of Anchor's pension under funding liability. No payments would be made under the guarantee unless the PBGC terminates any of Anchor's pension plans, and the guarantee would be payable only to the extent the PBGC could not otherwise recover the under funding liabilities from the entity that purchased Anchor's assets. The amount of the guarantee is limited to $ 70 million. Payments would not begin until August 1, 2002, and would then generally be payable in equal semiannual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guarantee would be proportionately reduced if the pension plans were terminated after January 31, 2002.

Beginning February, 2002, this guarantee was reduced to $ 63 million, and would be reduced semiannually by $ 7 million until August 1, 2006 when this guarantee expires.

Inventories

Inventories are summarized as follows:

	December 31,			
	2000		2001	
Semi-finished and finished products	Ps.	2,858	**Ps.**	**2,607**
Raw materials		435		**464**
Packaging materials		100		**84**
		3,393		**3,155**
Spare parts		273		**255**
Refractory		17		**49**
Merchandise in transit		84		**82**
Other		14		**48**
	Ps.	3,781	**Ps.**	**3,589**

Investment in associated companies

An analysis of the investment in associated companies follows (the percentage of ownership as of December 31, 2000 and 2001, appears in parenthesis):

	December 31,			
	2000		2001	
Regioplast, S. A. de C. V. (50%, 0% *see note 19 e*)	Ps.	148	**Ps.**	
Sourdillón de México, S. A. de C. V. (34%, 34%)		48		**43**
	Ps.	196	**Ps.**	**43**

The Company's share in net income of unconsolidated associated companies is as follows:

	Year ended December 31,					
	1999		2000		2001	
Regioplast, S.A. de C.V.	Ps.	22	Ps.	4	**Ps.**	**8**
Sourdillón de México, S.A. de C.V.		2		1		**(1)**
	Ps.	24	Ps.	5	**Ps.**	**7**

Land and buildings, and machinery and equipment

Land and buildings, and machinery and equipment are summarized as follows:

	December 31,			
	2000		2001	
Land	Ps.	3,510	**Ps.**	**3,462**
Buildings		11,220		**11,227**
Accumulated depreciation		4,994		**5,083**
	Ps.	9,736	**Ps.**	**9,606**
Machinery and equipment	Ps.	28,824	**Ps.**	**27,663**
Accumulated depreciation		17,290		**16,914**
	Ps.	11,534	**Ps.**	**10,749**

As mentioned in note 3 e), machinery and equipment purchased in a foreign country was restated using the CPI.

Short-term borrowings

At December 31, 2000 and 2001, short-term borrowings denominated in Mexican pesos totaled Ps. 253 and Ps. 115, respectively, and short-term borrowings denominated in foreign currency (all of which are denominated in US dollars) totaled Ps. 2,954 and Ps. 3,254, respectively.

Long-term debt

Long-term debt consists of the following:

	December 31,			
		2000		2001
I. Foreign Subsidiaries (payable in US Dollars):				
Secured debt, floating interest rate based on LIBOR plus a spread of 2.0%, principal payable in several installments through 2003.	Ps.	39	Ps.	25
Secured debt, fixed interest rate of 4.5%, principal payable in several installments through 2005.		176		112
Unsecured debt, floating interest rate based on LIBOR plus a spread of 1.6%, principal payable in 2003.		308		268
II. Mexican Subsidiaries (payable in US Dollars):				
Secured debt, floating interest rate based on LIBOR plus a spread between 1.5% and 2.3%, principal payable in several installments through 2006.		1,037		913
Unsecured debt, floating interest rate based on LIBOR plus a spread between 1.5% and 2.5%, principal payable in several installments through 2005.		4,184		3,959
Unsecured debt, fixed interest rate of 5.9%, principal payable in several installments through 2004.		60		41
10 1/4% guaranteed senior unsecured notes due in 2002 and 11 3/8% guaranteed senior unsecured notes due in 2007.		4,163		3,805
III. Vitro and Mexican Subsidiaries (payable in Mexican Pesos):				
Unsecured debt, floating interest rate based on interbank interest rate (TIIE) plus a spread of 1.5%, principal payable in 2004.		321		
Unsecured medium term notes, floating interest rate based on TIIE plus a spread of 0.4%, principal payable in 2002.		710		
Unsecured medium term notes, floating interest rate based on treasury bonds (CETES) 182 days plus a spread of 2.4%, principal payable in 2004.		324		310
IV. Vitro and Mexican Subsidiaries denominated in UDI's (investment units), payable in Mexican Pesos:				
Unsecured debt, interest rate of 8.75%, principal payable in several installments through 2006.		241		217
Unsecured medium term notes, fixed interest rate between 9.0% and 10.0%, principal payable in 2002 and 2006.		1,413		1,296
Unsecured medium term notes, floating rate based on UDI's plus 1.75%, principal payable in 2004.		150		138
		13,126		11,084
Less current maturities		1,109		2,793
	Ps.	12,017	Ps.	8,291

As of December 31, 2001, the interest rate of TIIE, CETES and LIBOR were 7.94%, 6.37% and 1.92%, respectively.

The schedule of principal payments of long-term debt as of December 31, 2001 is as follows:

Year ending December 31,		
2003	Ps.	2,308
2004		1,494
2005		616
2006		1,669
2007		2,204
	Ps.	8,291

Certain of the Company's long-term debt agreements contain restrictions and covenants that require the maintenance of various financial ratios. The Company has complied with the restrictions and covenants during 2001.

Debt of the Company totaling Ps. 1,050 is collateralized with fixed assets and trade accounts receivable with a book value of Ps. 3,827 as of December 31, 2001.

During 2001 the Company entered into several interest rate swaps. The contracts resulted in swapping variable interest rates for fixed interest rates on certain debt agreements with total principal of Ps. 7,134. The weighted average interest fixed rate was 5.74%. The amount charged in the income statement in 2001 was Ps. 30.

Additionally, during 2001 the Company entered into several foreign currency forward contracts to convert UDIS denominated debt totalling 515 million UDIS (Ps. 1,434) to dollars. The favorable effect in net income was Ps. 154.

Pension plans and seniority premiums

The disclosures relating to the Company's pension plans and seniority premiums required by Bulletin D-3, issued by IMCP, calculated as described in note 3 h), together with certain actuarial assumptions utilized are presented below as of December 31, 2000 and 2001:

	December 31,			
		2000		2001
Accumulated benefit obligation	Ps.	1,610	Ps.	1,633
Projected benefit obligation	Ps.	1,755	Ps.	1,700
Plan assets at fair value		(532)		(396)
Unrecognized net loss		(267)		(248)
Unrecognized transition obligation		(566)		(498)
Changes in assumptions and adjustments from experience		(291)		(261)
Projected net liability	Ps.	99	Ps.	297
Additional minimum liability	Ps.	994	Ps.	951
Net periodic cost (Ps. 237 for 1999)		252		220

Assumptions:

	December 31,	
	2000	2001
Discount rate	5%	5%
Expected rate of return on plan assets	7%	7%
Rate of compensation increase	1%	1%

Commitments and contingencies

a) In October, 2000, several subsidiaries of Vitro, S.A. de C.V. which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15 year energy purchase agreement for approximately 110 MW ("Megawatts") of electricity with Enron Energía Industrial de México, S. de R.L. de C.V. ("Enron México"), a subsidiary of Enron Industrial Energy of Mexico Holding I, LLC, "Enron".

On October 19, 2001, Enron sold 80% of its common shares of Enron México to Tractebel, S.A. ("Tractebel"). Effective December 14, 2001, Enron México changed it's name to Tractebel Energía de Monterrey, S. de R.L. de C.V. ("Tractebel Energía de Monterrey").

It is expected that Tractebel Energía de Monterrey will commence commercial operations during the third quarter of 2002.

b) The Company's consumption of gas during 2001 was 19,707,967 million British Thermal Units ("MMBTUS"), of which, it had covered a total of 13,352,771 MMBTUS with fixed price purchased contracts as follows:

	% of coverage over consumption	MMBTUS coverage price dollars
Petróleos Mexicanos	30%	$ 4.00
Enron	20%	5.06
Enron	35%	3.68

As a result of Enron's bankrupcy filing on December 2, 2001, the contracts between the Company and Enron terminated automatically.

As of December 31, 2001, the Company mantains hedges on price of natural gas for approximately 50% of its consumption with Petróleos Mexicanos at a price of $ 4.00 dollars per MMBTUS.

As of December 31, 2001, the market price for MMBTUS was $ 2.10 dollars.

c) The Company has several noncancellable operating lease agreements for the rent of warehouses and equipments. Rental expense for the years 1999, 2000 and 2001 was Ps. 239, Ps. 307 and Ps. 340, respectively.

Future minimum lease payments under these agreements are as follows:

2002	Ps. 273
2003	282
2004	297
2005	305
2006	305

d) The Company is not a party, and none of its assets is subject, to any pending legal proceedings nor is the Company subject to any contingent liabilities, other than as described in note 4, and legal proceedings and contingent liabilities arising in the normal course of business and against which the Company is adequately insured or indemnified or which the Company believes are not material in the aggregate.

Foreign currency operations

a) At December 31, 2001, the assets and liabilities denominated in foreign currency (other than Mexican pesos) of the Company's Mexican subsidiaries consist of the following:

	Millions of US dollars	Mexican pesos
Monetary assets	$ 105	Ps. 959
Inventories	51	471
Fixed assets	533	4,886
Monetary liabilities	1,603	14,703

b) Foreign operations of the Company's Mexican subsidiaries during 2001 consisted of the following:

	Millions of US dollars	Mexican pesos
Exports	$ 801	Ps. 7,534
Imports	531	5,051
Interest expense, net	142	1,429

c) The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2001 is the following:

	United States of America	Central and South America	Europe
Net sales	Ps. 7,039	Ps. 1,173	Ps. 417
Operating income	316	161	84
Total assets	2,710	2,127	1,060
Total liabilities	1,451	551	297

d) The exchange rates of the Mexican peso against the US dollar, used for purposes of the Company's consolidated financial statements at the following dates were:

December 31, 1998	Ps. 9.8963
December 31, 1999	9.4986
December 31, 2000	9.6098
December 31, 2001	9.1695

On February 14, 2002, the date of issuance of these consolidated financial statements, the exchange rate was Ps. 9.0838 per one US dollar.

Stockholders' equity

a) At December 31, 2000 and 2001, the capital stock of the Company consisted of 324,000,000 ordinary, nominative, fully paid common shares, without par value.

b) The Company maintains an Employee Stock Option Plan established in March 1998 (the "Plan"). The Plan specifies amount of shares, time and initial exercise price, which is equal to the average closing price on the Mexican Stock Exchange of the common shares on the 20 days prior to the Grant Date, except for the options issued during 2000 and 2001, which were Ps. 11.00 and Ps. 8.27, respectively.

The following table summarizes the activity relating to the Plan:

	1998	1999	2000	2001
Options granted during the year	2,813,300	2,893,000	4,851,900	**3,204,800**
Initial exercise price	Ps. 31.31	Ps. 14.88	Ps. 11.00	**Ps. 8.27**
Exercise price at December 31, 2001	33.45	15.92	11.00	**8.27**

The closing price of the Company's shares on the Mexican Stock Exchange on December 31, 2001 was Ps. 7.50.

The exercise price of the options granted in 1998 and 1999 will be determined at the time such options are exercised by indexing the initial price using an indexing factor based on the cumulative performance of the Company's common shares relative to the cumulative performance of the Indice de Precios y Cotizaciones of the Mexican Stock Exchange; such indexing factor is subject to certain ceilings and floors. There is no indexing factor for the options granted in 2000 and 2001.

The estimated fair value of the options was made on the Grant Date using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	15%
Expected life in years	5
Price volatility	44%

During 2001, the Company repriced 940,950 of the options granted in 1998 to Ps. 13.00.

Compensation cost charged against income for such plan were Ps. 15, Ps. 22 and Ps. 32 for 1999, 2000 and 2001, respectively.

c) As of December 31, 2000 and 2001 the treasury shares held by the Company were 27,399,020 and 46,148,270, respectively, which include the shares held by Stock Option Trust (see note 13b) which were 1,779,020 and 20,528,270 as of December 31, 2000 and 2001, respectively.

d) Stockholders' equity, except restated paid-in capital and tax retained earnings will be subject to a 35% dividend tax, payable by the Company in the event of distribution. Beginning 2003 such tax rate will be reduced by 1 percent each year through 2005. The tax paid for such dividend can be credited against the income tax of the Company during the three years following the payment.

e) Dividends declared and paid:

	Dividend amount				Payment
Stockholders' meeting date		**Nominal**		**Constant**	**date**
March 26, 1999	Ps.	292	Ps.	355	April, 1999
March 31, 2000		146		162	April, 2000
March 31, 2000		146		153	October, 2000
April 5, 2001		149		153	May, 2001
April 5, 2001		149			(1)

(1) this dividend will be paid on a date to be determined by the Board of Directors.

f) Minority interest in consolidated subsidiaries consists of the following:

	December 31,			
		2000		**2001**
Capital stock	Ps.	3,810	**Ps.**	**3,888**
Shortfall in restatement of capital		(2,995)		**(3,148)**
Cumulative effect of deferred taxes		(1,064)		**(1,064)**
Retained earnings		2,968		**3,215**
Net income for the year		490		**442**
	Ps.	3,209	**Ps.**	**3,333**

g) Majority interest stockholders' equity consists of the following:

	December 31, 2001					
		Nominal value		**Restatement**		**Restated value**
Capital stock	Ps.	324	Ps.	5,543	Ps.	5,867
Treasury stock		(336)		(183)		(519)
Paid-in capital		(95)		986		891
Shortfall in restatement of capital				(16,864)		(16,864)
Cumulative effect of deferred taxes		(1,259)		(145)		(1,404)
Minimum pension liability adjustment		(181)				(181)
Retained earnings		(2,397)		20,006		17,609
Net income for the year		137		(2)		135
	Ps.	(3,807)	Ps.	9,341	Ps.	5,534

h) At December 31, 2001, stockholders equity includes Ps. 290 of undistributed profits and Ps. 2,659 of other undistributed capital items of the subsidiaries.

i) Retained earnings reserved for reacquisition of Vitro's shares is the amount reserved pursuant to shareholders' meetings to repurchase shares of Vitro. In accordance with Mexican regulations once the reserve is established, the Board of Directors has the authority to decide when such repurchase is made.

j) Comprehensive income (loss) that is reflected in the accompanying statements of Stockholders´ Equity, represents the net result of the Company's performance each financial year, and consists of net income of each year plus other items of comprehensive income of the same period, which in accordance with the Mexican GAAP are reflected directly in Stockholders˙ Equity, without affecting the income statement. The other items of comprehensive income consist of the result of holding non-monetary assets and the minimum pension liability adjustment. In addition, in 2000 the comprehensive loss includes the cumulative effect of deferred income tax of Ps. 1,404 in majority interest and Ps. 1,064 in minority interest. Consequently, the comprehensive income (loss) of 2001 and 1999, are not comparable with 2000.

Total financing cost

Following is a disclosure of the most important items that are included in total financing cost.

	Year ended December 31,					
		1999		2000		2001
Interest expense on debt denominated in dollars	Ps.	1,334	Ps.	1,236	**Ps.**	**1,262**
Interest expense on debt denominated in pesos		788		377		**149**
Interest expense on debt denominated in UDI's		206		178		**47**
Restatement of UDI's		190		156		**25**
Interest income		(36)		(25)		**(27)**
Exchange loss (gain), net		(453)		183		**(590)**
Gain from monetary position		(2,005)		(1,315)		**(651)**
Other financial expenses		300		406		**436**
Total financing cost	Ps.	324	Ps.	1,196	**Ps.**	**651**

Other expense, net

Following is the analysis of other expenses, net:

	Year ended December 31,					
		1999		2000		2001
Restructuring charges	Ps.	140	Ps.	152	**Ps.**	**319**
Write-off and loss from sale of fixed assets		875		291		**401**
Excess of book value over cost				(57)		
Loss from sale of subsidiaries and associated companies.		83				**117**
Loss to reduce investments to market value		214				
Disposition of Manufacturas, Ensamblajes y Fundiciones, S. de R.L. de C.V. (see note 19 d)				72		
Other		(63)		30		**29**
	Ps.	1,249	Ps.	488	**Ps.**	**866**

In 1999 the Company downsized the production capacity of its Glass Containers business unit to match the market's demand. The downsizing involved closing the facility known as Vidriera Oriental, located in México City. A charge of Ps. 764 was taken in 1999 to reduce the book value of the operation to its net realizable value associated with the plant shutdown. Also in 1999, 2000 and 2001 the Company downsized its corporate services at headquarters and certain business units, which resulted in a charge of Ps. 140 , Ps. 152 and Ps. 319, respectively.

Tax loss carryforwards

At December 31, 2001, the tax loss carryforwards, the asset tax to be recovered and the capital losses that can be amortized against capital gains consist of the following:

Expiration Year	Tax loss carryforwards Majority interest	Tax loss carryforwards Minority interest	Asset Tax Majority interest	Asset Tax Minority interest	Capital losses
2002	Ps.	Ps.	Ps.	Ps. 1	Ps. 1,039
2003				1	
2004			217	1	2,700
2005		289		1	
2006					508
2007	1,636	66			
2008	4,340	19	189	1	
2009	46	1	35		
2010	417	23	38		
2011	184	28	3		
	Ps. 6,623	Ps. 426	Ps. 482	Ps. 5	Ps. 4,247

Income tax , workers' profit sharing and asset tax

a) The Company is subject to income tax and tax on assets for consolidation purposes in the proportion of the number of the subsidiary's voting shares that Vitro owns. Since January 1, 1999, the taxable income of the subsidiaries are consolidated at 60% of the mentioned proportion. The monthly tax advances to Secretaría de Hacienda y Credito Publico of Vitro as well as its subsidiaries, are made as if they have not elected tax consolidation.

b) The income tax and workers' profit sharing included in the Company's results are (the 2000 and 2001 amounts are not comparable with the 1999 amounts, see note 3 o):

	Year ended December 31, 1999	2000	2001
Income tax:			
Current	Ps. 1,534	Ps. 496	**Ps. 297**
Deferred	(57)	167	**110**
	1,477	663	**407**
Asset tax	123	12	
	Ps. 1,600	Ps. 675	**Ps. 407**

	Year ended December 31, 1999	2000	2001
Workers' profit sharing:			
Current	Ps. 273	Ps. 182	**Ps. 63**
Deferred	(13)	144	**46**
	Ps. 260	Ps. 326	**Ps. 109**

Deferred tax assets (liabilities) presented on the balance sheets consist of the following:

	Year ended December 31,	
	2000	2001
Assets:		
Accounts receivable	Ps. 180	Ps. 243
Tax benefit from the future deduction of inventories held on December 31, 1986	301	198
Reserve for seniority premiums and pensions	478	466
Tax loss carryforwards	2,577	2,174
Exchange fluctuations	4	(37)
Asset tax	431	392
	3,971	3,436
Liabilities:		
Inventories	924	1,046
Fixed assets	4,179	3,728
Other	558	375
	5,661	5,149
Net liabilities	Ps. 1,690	Ps. 1,713

c) The income tax rate is 35%. In accordance with the new income tax law, which became effective on January 1, 2002, the income tax rate will be reduced annually by 1% beginning 2003 through 2005. The effect of this decrease in the income tax rate will be recorded effective January 1, 2002 and will be a decrease in net long-term liabilities and an increase in net income of $172. Following is a reconciliation between the Company's effective income tax rate and the statutory rate (amounts of 2000 and 2001 are not comparable with those of 1999, refer to note 3 o):

	Year ended December 31,		
	1999	2000	2001
Effective income tax rate	57.0%	36.7%	37.2%
Asset tax included as income tax	(5.6)		
Effect of loss in value of long-term investments	2.0		
Loss on sale of subsidiaries	(2.1)		5.6
Purchase deductions	0.2		
Difference between tax and accounting basis for monetary gain	0.7	(0.6)	(1.9)
Reserves	0.4		
Loss from foreign companies and minority interest		(0.2)	(3.6)
Difference between tax and accounting basis for depreciation	(2.4)		
Difference between tax and accounting basis on sale and write-down of fixed assets	(12.5)		
Other	(2.7)	(0.9)	(2.3)
Statutory income tax rate	35.0%	35.0%	35.0%

d) Changes in stockholders' equity in shortfall in restatement of capital and minimum pension liability adjustment are presented net of deferred tax effect as follows:

	Year ended December 31,	
	2000	2001
Shortfall in restatement of capital	Ps. 102	Ps. 163
Minimum pension liability adjustment	12	16
	Ps. 114	Ps. 179

Extraordinary item

The extraordinary item in 1999 is the tax benefit that resulted from the utilization of tax loss carryforwards and the recovery of the asset tax paid in previous years.

Business acquisitions and dispositions

a) **Sale of Silicatos y Derivados, S.A.-** In December 1999, Vitro sold its 55% interest in Silicatos y Derivados, S.A., to its long-standing partner in such company, PQ Corporation, for $ 9.9 million. A loss of Ps. 43 was realized as a result of this transaction and is included in Other expense, net. This company produces sodium silicate and aluminum sulfate for the soap, detergent, water treatment and paper industries. The company's sales represented approximately 1.4% of Vitro's consolidated sales.

b) **Sale of Compañía Manufacturera de Vidrio del Perú Ltda, S.A.-** In December 1999, Vitro accepted the November 17, 1999 public tender offer made by Vidrios Industriales, S.A. (a subsidiary of Owens-Illinois, Inc.) for its 23.66% interest of Compañía Manufacturera de Vidrio de Perú Ltda, S.A. The amount received for the sale was $ 6.6 million. A loss of Ps. 40 was realized as a result of this transaction and is included in Other expense, net. Vitro accounted for this investment under the equity method.

c) **Acquisition of Harding Glass Inc.-** In April 2000, VVP America consummated the acquisition of substantially all of the assets of Harding Glass, Inc., for an amount of $ 31.4 million. With the acquisition of Harding, VVP America incorporated into its operations 5 distribution centers and 118 retail stores located throughout the United States. Harding is one of the leading distributors of glass products for automotive and construction markets.

d) **Disposition of Manufacturas, Ensamblajes y Fundiciones, S. de R. L. de C.V.-** On August 10, 2000 Vitro and GE México, S.A. de C.V. a subsidiary of General Electric Company, a U.S. Corporation, decided to terminate their Joint Venture Agreement which in 1997 resulted in the creation of Manufacturas, Ensamblajes y Fundiciones, S. de R.L. de C.V. The termination of the joint venture was subject to compliance with certain requirements imposed by both parties. Those requirements were completed in January 2001, resulting in the closing of such facility. A loss of Ps. 72 was recognized and is included in Other expense, net.

e) **Sale of Regioplast, S.A. de C.V.-** On May 21, 2001, Vitro sold its 50% interest in Regioplast, S.A. de C.V. to Owens Illinois Inc., former partner of Vitro in such company, for an amount of $ 8.0 million. A loss of Ps. 81 was realized as a result of this transaction and is included in Other expense, net.

f) **Acquisition of Cristalglass Vidrio Aislante, S.A.** - On May 4, 2001 the Company acquired 60 percent of the outstanding shares of Spain's Cristalglass Vidrio Aislante, S.A., holding company of Group Cristalglass. Cristalglass fabricates, distributes and sells flat glass for the construction industry. The company employs over 300 people. Annual sales are approximately $ 60 million.

Business segment data

The accounting policies of the segments are the same as those described in notes 2 and 3. The Company evaluates the performance of its segments on the basis of operating income. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.

Vitro's reportable segments are strategic business units that offer different products. The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.

Beginning October 1, 2001, the Company has four reportable segments: Glass Containers, Flat Glass, Acros-Whirlpool and Glassware. The companies previously part of the former Diverse Industries Business Unit were reallocated to the four existing reportable segments to vertically integrate operations and to better realign ourselves with our market needs. For comparison purposes, the amounts of previous years have been reclassified to present the information in four reportable segments. The principal products of each of the segments are summarized below:

Segment	Principal products
Glass Containers	Glass containers, sodium carbonate, borosilicate glass, capital goods, aluminum cans, precision components and molds for glass industry.
Flat Glass	Flat glass for the construction and automotive industries and Fiberglass.
Acros-Whirlpool	Home appliances.
Glassware	Glassware for table and kitchen use, and plastic disposable thermo fold ware.

The segment data presented below does not include discontinued operations for any of the periods presented.

	Glass Containers	Flat Glass	Acros-Whirlpool	Glassware	Corporate and other	Consolidated
December 31, 1999:						
Net sales	Ps. 10,327	Ps. 10,056	Ps. 5,587	Ps. 2,764	Ps. 51	Ps. 28,785
Interdivisional sales	35	110		41		186
Consolidated net sales	10,292	9,946	5,587	2,723	51	28,599
Operating income	1,458	1,980	635	563	(281)	4,355
Assets	15,729	10,052	4,723	3,277	1,337	35,118
Capital expenditures	894	410	394	136	20	1,854
Depreciation and amortization	1,042	564	269	191	55	2,121
December 31, 2000:						
Net sales	Ps. 9,406	Ps. 10,536	Ps. 5,784	Ps. 2,967	Ps. 124	Ps. 28,817
Interdivisional sales	50	96		40		186
Consolidated net sales	9,356	10,440	5,784	2,927	124	28,631
Operating income	1,092	1,663	615	509	(362)	3,517
Assets	14,306	10,705	4,324	3,701	139	33,175
Capital expenditures	373	343	223	154	17	1,110
Depreciation and amortization	953	580	257	228	66	2,084
December 31, 2001:						
Net sales	Ps. 9,149	Ps. 10,610	Ps. 5,960	Ps. 2,585	Ps. 73	Ps. 28,377
Interdivisional sales	61	88		38		187
Consolidated net sales	9,088	10,522	5,960	2,547	73	28,190
Operating income	831	1,243	467	320	(258)	2,603
Assets	12,455	10,442	4,246	3,183	1,021	31,347
Capital expenditures	292	381	152	86	33	944
Depreciation and amortization	943	575	243	238	51	2,050

Export sales from México, substantially all of which are denominated in US dollars, are mainly to the United States and Canada and were as follows (in million of US dollars):

	Year ended December 31,		
	1999	2000	2001
	$ 749	$ 776	$ **801**

Certain geographic information about the Company's operations and assets is summarized as follows:

	Year ended December 31,					
	1999		2000		2001	
Net sales (1) to customers in:						
México	Ps.	16,052	Ps.	15,734	**Ps.**	**14,968**
All foreign countries, mainly the United States and Canada		12,547		12,897		**13,222**
Consolidated	Ps.	28,599	Ps.	28,631	**Ps.**	**28,190**

Consolidated net sales to a single external customer did not equal 10% or more of Vitro's total consolidated net sales.

(1) Net sales are attributed to countries based on location of customer.

	December 31,					
	1999		2000		2001	
Land and buildings, machinery and equipment, and construction in progress:						
México	Ps.	22,650	Ps.	21,066	**Ps.**	**19,329**
All foreign countries, mainly Central and South America and the United States		1,667		1,625		**1,716**
Consolidated	Ps.	24,317	Ps.	22,691	**Ps.**	**21,045**

Av. Ricardo Margáin Zozaya 400

Col. Valle del Campestre, 66265

Garza García, Nuevo León, Mexico

Tel. (52) 81 8863 1200

www.vitro.com

www.vto.com

This annual report is printed on recycled paper.



I RAUL RANGEL HINOJOSA SECRETARY OF THE BOARD OF DIRECTORS OF VITRO, S. A. DE C. V. C E R T I F Y T H A T:

All resolutions entered into by the Shareholders Meetings and by the Board of Directors Meetings as of the date hereof, are duly set forth in minutes and they are compiled in the minutes book of the Company; also I certify that the Shareholders Record as well as the Stockholder's Paid in Capital Increases and Decreases Registration Book are actualized.

This certification is issued for the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

San Pedro Garza García, N.L., March 14, 2002

RAUL RANGEL HINOJOSA

Av. Ricardo Margáin 440, Col. Valle del Campestre, 66265 Garza García, N.L., México
(52) 81 8863-1200
www.vto.com

EXAMINER'S REPORT

REPORT THAT PRESENTS MR. MANUEL GÜEMEZ DE LA VEGA, AS VITRO S.A. DE C.V.'S EXAMINER TO THE GENERAL ORDINARY MEETING ABOUT THE OBTAINED NUMBERS BY THAT COMPANY, DURING THE SOCIAL EXERCISE OF THE CORRESPONDING 2001 YEAR.

Dear Shareholders:

As the Examiner of VITRO, S.A. DE C.V., I allow myself to present the report related with the Exercise finish on December 31st of 2001, according with the Article 164 of the Mercantile Societies General Law.

I checked, just as mentioned the Article 166 of the referred law with the reach that I considered necessary in this circumstances, the certificated that enclosed with the financial statement that prepared to be used by the Shareholders Meeting, which are not be consolidated with the ones of its subsidiaries as may required the accounting principles generally accepted; in consequence the evaluation of the financial situation and the results of the transaction should be based in the financial consolidated statements.

The financial statements consolidated of VITRO, S.A DE C.V. has been prepared by each one and its subsidiaries, which one have been ruled.

I went to all the Sessions of the Board of Administration and I checked the financial and the numbers information that provided the Board's Administration. In my opinion, based on the vigilance functions described before.

a) All the acts realized by the Shareholders of VITRO S.A. DE C.V. it been realized in the same terms of the law.

b) The accounts and information of politics and discernment follows by VITRO, S.A. DE C.V., are adequate and enough, adjusting to the accounts principles generally accepted, made by that Mexican Public Accountants Institute, which were applied consistently.

c) The attached Financial Statements, jointly with the consolidated financial statements mentioned in the second paragraph, reflect reasonably the financial situation of VITRO, S.A. DE C.V., as well the result of its operation and the changes in the Shareholders investment and in their financial situation by the year finished on December 31st of

2001, following the accounts principles generally accepted.

In consequence I allow myself to propose to the Shareholder's General Ordinary Meeting of VITRO, S.A. DE C.V., which approved the Financial Statements that were presented.

San Pedro Garza García, N.L., February 19th of 2002

C.P. MANUEL GÜEMEZ DE LA VEGA
Examiner

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2000 and 2001 and Independent Auditors' Report

Galaz, Gómez Morfín,
Chavero, Yamazaki, S.C.
Av. Lázaro Cárdenas 2321 Pte.
Edificio Alestra, Piso 6-B
Col. Residencial San Agustín
66260 San Pedro Garza García, N.L.

Tel.: 52 (8) 1-52-52-00
Fax: 52 (8) 1-52-52-42
www.deloitte.com.mx

Deloitte & Touche

Independent Auditors' Report

Board of Directors and Stockholders of
Vitro, S.A. de C.V.
San Pedro Garza García, N. L.

(Amounts in millions of Mexican pesos)

We have audited the accompanying consolidated balance sheets of Vitro, S.A. de C.V. and Subsidiaries (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2001 (all expressed in millions of Mexican pesos). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the subsidiaries and associated companies named in note 2 b), were audited by other auditors and our opinion, regarding the amounts reported by these companies, is based only on the reports of such other auditors. The total assets of the companies above mentioned represent 21% in 2000 and 2001 of the consolidated total assets, whereas their net sales represent 28% of the consolidated net sales in 1999, 26% in 2000 and 28% in 2001.

We conducted our audits in accordance with auditing standards generally accepted in México. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Effective January 1, 2000 the Company applied the provisions of the new Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit Sharing". The effects in net income for the years ended December 31, 2000 and 2001 were increases of Ps. 112 and Ps. 66, respectively. Additionally, the effect in comprehensive loss for the year 2000 was an increase of Ps. 2,468 (see note 3 o).

In our opinion, based upon our audits and the reports of other auditors mentioned in the first paragraph, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Vitro, S.A. de C.V. and Subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years ended December 31, 1999, 2000 and 2001, in conformity with accounting principles generally accepted in México.

Our audits also comprehended the translation of Mexican peso amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 2 a). Such United States dollar amounts are presented solely for the convenience of readers.

The accompanying financial statements have been translated into English language for the convenience of readers.

Deloitte & Touche

February 14, 2002

Deloitte
Touche
Tohmatsu

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

(Millions of constant Mexican pesos as of December 31, 2001)

	December 31,		Millions of US dollars (Convenience Translation) December 31,
	2000	2001	2001
ASSETS			
Cash and cash equivalents	Ps. 787	Ps. 1,005	$ 110
Trade receivables, net of allowance for doubtful accounts of Ps. 71 and Ps. 60	2,341	2,238	244
Other receivables	1,249	1,021	111
Inventories (note 5)	3,781	3,589	391
Current assets	8,158	7,853	856
Investment in associated companies (note 6)	196	43	5
Land and buildings (note 7)	9,736	9,606	1,048
Machinery and equipment (note 7)	11,534	10,749	1,172
Construction in progress	1,421	690	75
Excess of cost over fair value of net assets acquired, net of accumulated amortization of Ps. 104 and Ps. 132	300	627	68
Intangible pension asset	795	702	77
Other assets	1,035	1,077	117
	25,017	23,494	2,562
Total assets	Ps. 33,175	Ps. 31,347	$ 3,418

The accompanying notes are an integral part of these consolidated financial statements.

Luis Nicolau
Chief Corporate Officer

Federico Sada G.
President and Chief Executive Officer

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

(Millions of constant Mexican pesos as of December 31, 2001)

	December 31,		Millions of US dollars (Convenience Translation) December 31,
	2000	2001	2001
LIABILITIES			
Short-term borrowings (note 8)	Ps. 3,207	Ps. 3,369	$ 368
Current maturities of long-term debt (note 9)	1,109	2,793	304
Trade payables	2,537	3,311	361
Accrued expenses	787	631	69
Other current liabilities	1,255	1,052	115
Current liabilities	8,895	11,156	1,217
Long-term debt (note 9)	12,017	8,291	904
Seniority premiums, pensions and other long-term liabilities	1,131	1,320	144
Deferred tax liabilities (note 17)	1,690	1,713	186
Long-term liabilities	14,838	11,324	1,234
Total liabilities	23,733	22,480	2,451
STOCKHOLDERS' EQUITY			
Capital stock: no par value shares issued and outstanding, 324,000,000 in 2000 and 2001	324	324	35
Restatement of capital stock	5,543	5,543	605
Capital stock restated	5,867	5,867	640
Treasury stock, (27,399,020 shares in 2000 and 46,148,270 in 2001)	(327)	(519)	(57)
Paid-in capital	840	891	97
Shortfall in restatement of capital	(16,507)	(16,864)	(1,839)
Cumulative effect of deferred taxes	(1,404)	(1,404)	(153)
Minimum pension liability adjustment	(152)	(181)	(20)
Retained earnings reserved for reacquisition of shares of Vitro	1,300	1,300	142
Retained earnings	16,269	16,309	1,779
Net income for the year	347	135	15
Total majority interest	6,233	5,534	604
Minority interest in consolidated subsidiaries	3,209	3,333	363
Total stockholders' equity (note 13)	9,442	8,867	967
Total liabilities and stockholders' equity	Ps. 33,175	Ps. 31,347	$ 3,418

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Statements of Operations

(Millions of constant Mexican pesos as of December 31, 2001, except per share amounts)

	Year ended December 31,						Millions of US dollars, except per share amounts (Convenience Translation) Year ended December 31,	
		1999		2000		2001		2001
Net sales	Ps.	28,599	Ps.	28,631	Ps.	28,190	$	3,074
Cost of sales		19,765		20,307		20,638		2,250
Gross profit		8,834		8,324		7,552		824
General, administrative and selling expenses		4,479		4,807		4,949		540
Operating income		4,355		3,517		2,603		284
Total financing cost (note 14)		324		1,196		651		71
Income after financing cost		4,031		2,321		1,952		213
Other expense,net (note 15)		1,249		488		866		95
Share in net income of unconsolidated associated companies (note 6)		24		5		7		1
Income before income tax and workers' profit sharing		2,806		1,838		1,093		119
Income and asset tax (note 17)		1,600		675		407		44
Workers' profit sharing (note 17)		260		326		109		12
Net income from continuing operations		946		837		577		63
Income on disposal of discontinued operations (note 4)		573						
Extraordinary item (note 18)		158						
Net income for the year	Ps.	1,677	Ps.	837	Ps.	577	$	63
Net income of minority interest	Ps.	953	Ps.	490	Ps.	442	$	48
Net income of majority interest		724		347		135		15
	Ps.	1,677	Ps.	837	Ps.	577	$	63
Earnings per common share (based on weighted average shares outstanding of 310,464,210 for 1999, 278,402,173 for 2000 and 286,424,376 for 2001):								
Net income from continuing operations	Ps.	3.05	Ps.	3.01	Ps.	2.01	$	0.22
Income on disposal of discontinued operations		1.84						
Extraordinary item		0.51						
Net income of minority interest		(3.07)		(1.76)		(1.54)		(0.17)
Net income of majority interest	Ps.	2.33	Ps.	1.25	Ps.	0.47	$	0.05

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position

(Millions of constant Mexican pesos as of December 31, 2001)

	Year ended December 31,			Millions of US dollars (Convenience Translation) Year ended December 31,
	1999	2000	2001	2001
OPERATING ACTIVITIES:				
Net income from continuing operations	Ps. 946	Ps. 837	Ps. 577	$ 63
Add (deduct) non cash items:				
Depreciation and amortization	2,121	2,084	2,050	224
Provision for seniority premiums and pensions	77	78	208	23
Amortization of debt issue costs	51	47	55	6
Share in net income of unconsolidated associated companies	(24)	(5)	(7)	(1)
(Gain) loss from sale of subsidiaries and associated companies	83	(57)	117	13
Loss to reduce investments to market value	214			
Write-off and loss from sale of assets	875	349	401	43
Deferred income tax and workers' profit sharing	(19)	324	156	17
Tax effect from discontinued operations and extraordinary item	731			
	5,055	3,657	3,557	388
Increase in trade payables	113	49	691	75
Decrease in trade receivables	162	764	157	17
Increase in inventories	(139)	(478)	(81)	(9)
Change in other current assets and liabilities, net	(253)	216	(334)	(36)
Pension funding payments		(520)	(86)	(9)
Resources generated from continuing operations	4,938	3,688	3,904	426
FINANCING ACTIVITIES:				
Short-term bank loans	7,368	6,617	4,826	526
Long-term bank loans	5,758	6,643	5,911	645
Capital stock contributed by minority interest		8	101	11
Monetary effect on liabilities with financing cost	(2,116)	(1,384)	(664)	(72)
Payment of short-term loans	(6,126)	(5,159)	(6,804)	(742)
Payment of long-term loans	(7,433)	(7,536)	(5,061)	(552)
Acquisition of treasury stock	(188)	(814)	(171)	(19)
Sale of treasury stock		588		
Dividends paid to stockholders of Vitro	(355)	(323)	(153)	(17)
Dividends paid to minority interest	(570)	(405)	(272)	(30)
Resources used in financing activities	(3,662)	(1,765)	(2,287)	(250)
INVESTMENT ACTIVITIES:				
Investment in land and buildings and machinery and equipment	(1,854)	(1,110)	(944)	(103)
Sale of fixed assets	366	308	139	15
Investment in subsidiaries and associated companies	(40)	(533)	(449)	(49)
Sale of subsidiaries and associated companies	169		88	10
Long-term investments			(137)	(15)
Other	22	(421)	(96)	(10)
Resources used in investment activities	(1,337)	(1,756)	(1,399)	(152)
Net increase (decrease) in cash and cash equivalents	(61)	167	218	24
Balance at beginning of year	681	620	787	86
Balance at end of year	Ps. 620	Ps. 787	Ps. 1,005	$ 110

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A. de C.V. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(Millions of constant Mexican pesos as of December 31, 2001, except per share amounts)

	Capital stock	Treasury Stock and paid-in capital	Shortfall in restatement of capital	Cumulative effect of deferred taxes	Minimum pension liability adjustment	Retained earnings	Net income (loss) for the year	Minority interest	Stock-holders' equity
Balance at December 31, 1998	Ps. 6,518	Ps. 239	Ps. (15,455)	Ps.	Ps. (91)	Ps 18,478	Ps. (955)	Ps. 4,476	Ps. 13,210
Appropriation of net loss from prior year						(955)	955		
Dividends (Ps. 1.10 per share)						(355)			(355)
Decrease in minority interest								(697)	(697)
Capital stock redemption	(651)	651							
Paid in capital		15							15
Acquisition of treasury stock		(188)							(188)
Comprehensive income (note 13 j)			(798)		(39)		724	606	493
Balance at December 31, 1999	5,867	717	(16,253)		(130)	17,168	724	4,385	12,478
Appropriation of net income from prior year						724	(724)		
Dividends (Ps. 1.00 per share)						(323)			(323)
Decrease in minority interest								(505)	(505)
Sale of treasury stock		660							660
Paid in capital		(50)							(50)
Acquisition of treasury stock		(814)							(814)
Comprehensive loss (note 13 j)			(254)	(1,404)	(22)		347	(671)	(2,004)
Balance at December 31, 2000	5,867	513	(16,507)	(1,404)	(152)	17,569	347	3,209	9,442
Appropriation of net Income from prior year						347	(347)		
Dividends (Ps. 1.00 per share)						(307)			(307)
Decrease in minority interest								(123)	(123)
Paid in capital		52							52
Acquisition of treasury stock		(193)							(193)
Comprehensive loss (note 13j)			(357)		(29)		135	247	(4)
Balance at December 31, 2001	Ps. 5,867	Ps. 372	Ps. (16,864)	Ps (1,404)	Ps. (181)	Ps. 17,609	Ps. 135	Ps 3,333	Ps. 8,867

The accompanying notes are an integral part of these consolidated financial statements.

1. Activities of the company

Vitro, S.A. de C.V. ("Vitro") is a holding company, the subsidiaries of which manufacture and market glass and plastic containers, thermoformed articles, aluminum cans, flat glass for architectural and automotive uses, glassware for table and kitchen use, fiberglass insulation and reinforcements, certain chemical products and minerals, household appliances and capital goods.

2. Basis of presentation and principles of consolidation

a) *Basis of presentation*

The consolidated financial statements of Vitro and its subsidiaries (the "Company") are prepared in accordance with accounting principles generally accepted in México ("Mexican GAAP"), as further described in note 3.

The consolidated financial statements presented herein are expressed in millions of constant Mexican pesos as of December 31, 2001, except per share amounts. However, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2001 have been translated into United States (US) dollars at the rate of 9.1695 pesos per one dollar, the rate of exchange determined by Banco de México (Mexico's Central Bank) on December 31, 2001. The translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any rate.

All references to dollars, in the financial statements and these notes, correspond to dollars of the United States of America

b) *Consolidated subsidiaries*

Those companies in which Vitro holds, directly or indirectly, more than 50% of the capital stock or which Vitro controls are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used. All significant intercompany balances and transactions have been eliminated in consolidation.

Vitro's subsidiaries Vitromátic, S. A. de C. V. and subsidiaries; Empresas Comegua, S.A. and subsidiaries; and Vitro Flex, S. A. de C. V.; as well as certain other subsidiaries and associated companies which in the aggregate are not material, are audited by firms of public accountants other than the Company's principal auditor.

In order to consolidate the financial statements of subsidiaries located in the United States of America, the effects of inflation were taken into consideration in accordance with Bulletin B-10, as amended, which is the principal difference between US generally accepted accounting principles ("US GAAP") and Mexican GAAP for these companies. Such companies' financial statements are initially prepared in accordance with US GAAP and are translated into Mexican pesos under the current rate method. The assets, liabilities, stockholders' equity (except capital stock) and the income statement accounts are translated into Mexican pesos using the exchange rate as of the date of the most recent balance sheet presented. The cumulative translation adjustment is included as a component of stockholders' equity.

c) *Investment in associated companies*
Associated companies are those companies in which Vitro holds, as a permanent investment, less than 50% of the capital stock and maintains significant influence. Such investments are accounted for by the equity method.

3. Principal accounting policies

a) *Accounting method for the treatment of the effects of inflation*
The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", as amended, issued by the Mexican Institute of Public Accountants ("IMCP"), which relates to the recognition of the effects of inflation. The Third Amendment to Bulletin B-10 (the "Third Amendment") has been adopted in preparing such consolidated financial statements. The Third Amendment requires the restatement of all comparative financial statements to constant pesos as of the date of the most recent balance sheet presented. For that purpose, Vitro's Mexican subsidiaries and associated companies use the "Indice Nacional de Precios al Consumidor" (Mexican National Consumer Price Index: "INPC"), published by Banco de México; Vitro's US subsidiaries use the Consumer Price Index - All Urban Consumers - All Items, Unadjusted ("CPI") published by the US Labor Department, and are translated using the exchange rate at the end of the last period presented.

Bulletin B-12 set the rules related to the statement of changes in financial position. This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are not considered non-cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

b) Cash and cash equivalents

Highly liquid short-term investments with original maturity of ninety days or less, consisting primarily of Mexican Government Treasury Bonds and money market instruments, are classified as cash equivalents. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value.

c) Financial instruments

Assets and liabilities resulting from any financial instrument, except for such instruments held to maturity, are recorded in the balance sheet at fair value. The financial instruments held to maturity are valued at their acquisition cost. The effects of valuation of the financial instruments, including their cost and yield are recorded in the corresponding year in the statement of operations.

Financial instruments for hedging purposes, are valued using the same criteria of valuation of the assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses, or income from the assets or liabilities whose risks are being hedged.

d) Inventories and cost of sales

Inventories are valued at the price of the last purchase made during the year or at the latest production cost without exceeding the net realizable value. Cost of sales is determined by using the price of the last purchase prior to the date of consumption or the latest production cost at the time of sale.

e) Land, buildings, machinery and equipment

Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized. The Company follows the principles of the Fifth Amendment to Bulletin B-10, under which, fixed assets are restated under the method of consumer price index adjustment, using the INPC. The initial balance to apply the INPC was the net replacement value as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement is based on a general consumer price index from the country of origin and the exchange rate at the end of each period.

Maintenance and repair expenses are recorded as costs and expenses in the period when they are incurred.

Depreciation is calculated using the straight-line method, taking into consideration the estimated useful life of the asset, in order to depreciate the original cost and the revaluation. The depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

	Years
Buildings	20 to 50
Machinery and equipment	5 to 30

f) Excess of cost over fair value of net assets acquired

The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over a period of 20 years. Amortization expense for the years ended December 31, 1999, 2000 and 2001 was Ps. 12 , Ps. 15 and Ps. 28 , respectively.

g) Excess of book value over cost of net assets acquired

The excess of book value over cost of net assets acquired is amortized over the period that the subsidiary or associated company is expected to be integrated into the operations of the group, which cannot exceed 5 years. Amortization for the year ended December 31, 2000 was Ps. 57.

h) Seniority premiums, retirement plans and severance payments

Seniority premiums and pension plans for all personnel are considered as costs in the periods in which services are rendered. Periodic costs are calculated in accordance with Bulletin D-3 issued by the IMCP, and the actuarial computations were made by an independent actuary, using estimates of the salaries that will be in effect at the time of payment. The past service cost is amortized over the average period required for workers to reach their retirement age. The method used is the projected unit credit. Effective year 2000 the Company is funding a trust in order to cover the payment of such liabilities.

Severance payments are expensed in the period in which such payments are made.

i) Excess (shortfall) in restatement of capital

This item, which is an element of stockholders' equity, reflects the accumulated effect of holding non-monetary assets and the effect of the initial monetary position gain or loss. The accumulated effect of holding non-monetary assets represents the difference between the specific values of non-monetary assets in excess of or below the increase attributable to general inflation as measured by the INPC and CPI.

j) Restatement of capital stock and retained earnings

Capital stock and retained earnings, for Mexican subsidiaries, are restated using the INPC from the respective dates such capital was contributed or net income generated to the date of the most recent balance sheet presented. Retained earnings for US subsidiaries are restated using the CPI.

k) Employee stock option plan

An employee stock option plan (see note 13b) was adopted in 1998. The Company is accounting for stock-based compensation using a fair value based method. Compensation cost is measured at the grant date based on the value of the stock option award and is recognized over the vesting period.

l) Transactions in foreign currency for Mexican subsidiaries

All transactions in foreign currency are translated at the exchange rate as of the date of such transactions. In accordance with the Third Amendment, such transactions are restated using the INPC. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate at the date of the financial statements. Exchange fluctuations are recorded in the statements of operations as part of the total financing cost.

m) Revenue recognition

Revenues and related costs are recognized in the period in which risks and benefits are transferred to purchasers, which generally coincides with the shipment of products to costumers in satisfaction of orders.

n) Gain (loss) from monetary position

The gain (loss) from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the statements of operations as part of the total financing cost. For subsidiaries located in the US the result from monetary position is calculated using the CPI.

o) Income tax, tax on assets and profit sharing to workers

Effective January 1, 2000, the Company applies the provisions of the new Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit Sharing", issued by the IMCP. As required by this bulletin, deferred income taxes are provided for differences between the book and tax value of assets and liabilities and deferred workers' profit sharing for temporary differences between the financial and adjusted tax income, that are expected to reverse in the future. Additionally, the tax on assets paid is recognized as an asset. Until 1999, deferred taxes were provided only for identifiable, non-recurring timing differences that were expected to reverse over a definite period of time, and the tax on assets paid was recognized in the statement of operations. The effects in net income on the years ended December 31, 2000 and 2001 were increases of Ps. 112 and Ps. 66, respectively. Additionally, the effect in comprehensive loss for the year 2000 was an increase of Ps. 2,468 (note 13 j).

p) Earnings per share

Earnings per share are computed by dividing income by the weighted average number of shares outstanding during each period.

q) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts in these consolidated financial statements and in the related disclosures. Actual results could differ from those estimated.

4. Discontinued operations

Anchor Glass Container Corporation ("Anchor")

As a result of the disposal in 1996 of Anchor, a wholly owned subsidiary of Vitro, the 1999 tax benefit of Ps. 573, resulting from utilization of net operating losses of Anchor generated in 1996, are presented in the 1999 statement of operations as "Income on disposal of discontinued operations".

As part of Anchor's disposal in a transaction approved by the Bankruptcy Court, Vitro provided to the Pension Benefit Guaranty Corporation ("PBGC"), a United States governmental agency that guarantees pensions, a limited guarantee of Anchor's pension under funding liability. No payments would be made under the guarantee unless the PBGC terminates any of Anchor's pension plans, and the guarantee would be payable only to the extent the PBGC could not otherwise recover the under funding liabilities from the entity that purchased Anchor's assets. The amount of the guarantee is limited to $ 70 million. Payments would not begin until August 1, 2002, and would then generally be payable in equal semiannual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guarantee would be proportionately reduced if the pension plans were terminated after January 31, 2002.

Beginning February, 2002, this guarantee was reduced to $ 63 million, and would be reduced semiannually by $ 7 million until August 1, 2006 when this guarantee expires.

5. Inventories

Inventories are summarized as follows:

	December 31,			
		2000		2001
Semi-finished and finished products	Ps.	2,858	Ps.	2,607
Raw materials		435		464
Packaging materials		100		84
		3,393		3,155
Spare parts		273		255
Refractory		17		49
Merchandise in transit		84		82
Other		14		48
	Ps.	3,781	Ps.	3,589

6. Investment in associated companies

An analysis of the investment in associated companies follows (the percentage of ownership as of December 31, 2000 and 2001, appears in parenthesis):

	December 31,			
	2000		2001	
Regioplast, S. A. de C. V. (50%, 0% see note 19 e)	Ps.	148	Ps.	
Sourdillón de México, S. A. de C. V. (34%, 34%)		48		43
	Ps.	196	Ps.	43

The Company's share in net income of unconsolidated associated companies is as follows:

	Year ended December 31,					
	1999		2000		2001	
Regioplast, S. A. de C. V.	Ps.	22	Ps.	4	Ps.	8
Sourdillón de México, S. A. de C. V.		2		1		(1)
	Ps.	24	Ps.	5	Ps.	7

7. Land and buildings, and machinery and equipment

Land and buildings, and machinery and equipment are summarized as follows:

	December 31,			
	2000		2001	
Land	Ps.	3,510	Ps.	3,462
Buildings		11,220		11,227
Accumulated depreciation		4,994		5,083
	Ps.	9,736	Ps.	9,606
Machinery and equipment	Ps.	28,824	Ps.	27,663
Accumulated depreciation		17,290		16,914
	Ps.	11,534	Ps.	10,749

As mentioned in note 3 e), machinery and equipment purchased in a foreign country was restated using the CPI

8. Short-term borrowings

At December 31, 2000 and 2001, short-term borrowings denominated in Mexican pesos totaled Ps. 253 and Ps. 115, respectively, and short-term borrowings denominated in foreign currency (all of which are denominated in US dollars) totaled Ps. 2,954 and Ps. 3,254, respectively.

9. Long-term debt

Long-term debt consists of the following:

	December 31,	
	2000	2001
I. Foreign Subsidiaries (payable in US Dollars):		
Secured debt, floating interest rate based on LIBOR plus a spread of 2.0%, principal payable in several installments through 2003.	Ps. 39	Ps. 25
Secured debt, fixed interest rate of 4.5%, principal payable in several installments through 2005.	176	112
Unsecured debt, floating interest rate based on LIBOR plus a spread of 1.6%, principal payable in 2003.	308	268
II. Mexican Subsidiaries (payable in US Dollars):		
Secured debt, floating interest rate based on LIBOR plus a spread between 1.5% and 2.3%, principal payable in several installments through 2006.	1,037	913
Unsecured debt, floating interest rate based on LIBOR plus a spread between 1.5% and 2.5%, principal payable in several installments through 2005.	4,184	3,959
Unsecured debt, fixed interest rate of 5.9%, principal payable in several installments through 2004.	60	41
10 1/4% guaranteed senior unsecured notes due in 2002 and 11 3/8% guaranteed senior unsecured notes due in 2007.	4,163	3,805
III. Vitro and Mexican Subsidiaries (payable in Mexican Pesos):		
Unsecured debt, floating interest rate based on interbank interest rate (TIIE) plus a spread of 1.5%, principal payable in 2004.	321	
Unsecured medium term notes, floating interest rate based on TIIE plus a spread of 0.4%, principal payable in 2002.	710	
Unsecured medium term notes, floating interest rate based on treasury bonds (CETES) 182 days plus a spread of 2.4%, principal payable in 2004.	324	310

	December 31			
	2000		2001	
IV. Vitro and Mexican Subsidiaries denominated in UDI's (investment units), payable in Mexican Pesos:				
Unsecured debt, interest rate of 8.75%, principal payable in several installments through 2006.	Ps.	241	Ps.	217
Unsecured medium term notes, fixed interest rate between 9.0% and 10.0%, principal payable in 2002 and 2006.		1,413		1,296
Unsecured medium term notes, floating rate based on UDI's plus 1.75%, principal payable in 2004.		150		138
		13,126		11,084
Less current maturities		1,109		2,793
	Ps.	12,017	Ps.	8,291

As of December 31, 2001, the interest rate of TIIE, CETES and LIBOR were 7.94%, 6.37% and 1.92%, respectively.

The schedule of principal payments of long-term debt as of December 31, 2001 is as follows:

Year ending December 31,		
2003	Ps.	2,308
2004		1,494
2005		616
2006		1,669
2007		2,204
	Ps.	8,291

Certain of the Company's long-term debt agreements contain restrictions and covenants that require the maintenance of various financial ratios. The Company has complied with the restrictions and covenants during 2001.

Debt of the Company totaling Ps. 1,050 is collateralized with fixed assets and trade accounts receivable with a book value of Ps. 3,827 as of December 31, 2001.

During 2001 the Company entered into several interest rate swaps. The contracts resulted in swapping variable interest rates for fixed interest rates on certain debt agreements with total principal of Ps. 7,134. The weighted average interest fixed rate was 5.74%. The amount charged in the income statement in 2001 was Ps. 30.

Additionally, during 2001 the Company entered into several foreign currency forward contracts to convert UDIS denominated debt totalling 515 million UDIS (Ps. 1,434) to dollars. The favorable effect in net income was Ps. 154.

10. Pension plans and seniority premiums

The disclosures relating to the Company's pension plans and seniority premiums required by Bulletin D-3, issued by IMCP, calculated as described in note 3 h), together with certain actuarial assumptions utilized are presented below as of December 31, 2000 and 2001:

	December 31,	
	2000	2001
Accumulated benefit obligation	Ps. 1,610	Ps. 1,633
Projected benefit obligation	Ps. 1,755	Ps. 1,700
Plan assets at fair value	(532)	(396)
Unrecognized net loss	(267)	(248)
Unrecognized transition obligation	(566)	(498)
Changes in assumptions and adjustments from experience	(291)	(261)
Projected net liability	Ps. 99	Ps. 297
Additional minimum liability	Ps. 994	Ps. 951
Net periodic cost (Ps. 237 for 1999)	252	220

Assumptions:

	December 31,	
	2000	2001
Discount rate	5%	5%
Expected rate of return on plan assets	7%	7%
Rate of compensation increase	1%	1%

11. Commitments and contingencies

a) In October, 2000, several subsidiaries of Vitro, S.A. de C.V. which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15 year energy purchase agreement for approximately 110 MW ("Megawatts") of electricity with Enron Energía Industrial de México, S. de R.L. de C.V. ("Enron México"), a subsidiary of Enron Industrial Energy of Mexico Holding I, LLC, "Enron".

On October 19, 2001, Enron sold 80% of its common shares of Enron México to Tractebel, S.A. ("Tractebel"). Effective December 14, 2001, Enron México changed it's name to Tractebel Energía de Monterrey, S. de R.L. de C.V. ("Tractebel Energía de Monterrey").

It is expected that Tractebel Energía de Monterrey will commence commercial operations during the third quarter of 2002.

b) The Company's consumption of gas during 2001 was 19,707,967 million British Thermal Units ("MMBTUS"), of which, it had covered a total of 13,352,771 MMBTUS with fixed price purchased contracts as follows:

	% of coverage over consumption	MMBTUS coverage price
Petróleos Mexicanos	30%	$ 4.00
Enron	20%	5.06
Enron	35%	3.68

As a result of Enron's bankrupcy filing on December 2, 2001, the contracts between the Company and Enron terminated automatically.

As of December 31, 2001, the Company mantains hedges on price of natural gas for approximately 50% of its consumption with Petróleos Mexicanos at a price of $4.00 dollar per MMBTUS.

As of December 31, 2001, the market price for MMBTUS was $ 2.10 dollars.

c) The Company has several noncancellable operating lease agreements for the rent of warehouses and equipments. Rental expense for the years 1999, 2000 and 2001 was Ps. 239, Ps. 307 and Ps. 340, respectively.

Future minimum lease payments under these agreements are as follows:

2002	Ps. 273
2003	282
2004	297
2005	305
2006	305

d) The Company is not a party, and none of its assets is subject, to any pending legal proceedings nor is the Company subject to any contingent liabilities, other than as described in note 4, and legal proceedings and contingent liabilities arising in the normal course of business and against which the Company is adequately insured or indemnified or which the Company believes are not material in the aggregate.

12. Foreign currency operations

a) At December 31, 2001, the assets and liabilities denominated in foreign currency (other than Mexican pesos) of the Company's Mexican subsidiaries consist of the following:

	Millions of US dollars	Millions of Mexican pesos
Monetary assets	$ 105	Ps. 959
Inventories	51	471
Fixed assets	533	4,886
Monetary liabilities	1,603	14,703

b) Foreign operations of the Company's Mexican subsidiaries during 2001 consisted of the following:

	Millions of US dollars	Millions of Mexican pesos
Exports	$ 801	Ps. 7,534
Imports	531	5,051
Interest expense, net	142	1,429

c) The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2001 is the following:

	United States of America	Central and South America	Europe
Net sales	Ps. 7,039	Ps. 1,173	Ps. 417
Operating income	316	161	84
Total assets	2,710	2,127	1,060
Total liabilities	1,451	551	297

d) The exchange rates of the Mexican peso against the US dollar, used for purposes of the Company's consolidated financial statements at the following dates were:

December 31, 1998	Ps. 9.8963
December 31, 1999	9.4986
December 31, 2000	9.6098
December 31, 2001	9.1695

On February 14, 2002, the date of issuance of these consolidated financial statements, the exchange rate was Ps. 9.0838 per one US dollar.

13. Stockholders' equity

a) At December 31, 2000 and 2001, the capital stock of the Company consisted of 324,000,000 ordinary, nominative, fully paid common shares, without par value.

b) The Company maintains an Employee Stock Option Plan established in March 1998 (the "Plan"). The Plan specifies amount of shares, time and initial exercise price, which is equal to the average closing price on the Mexican Stock Exchange of the common shares on the 20 days prior to the Grant Date, except for the options issued during 2000 and 2001, which were Ps. 11.00 and Ps. 8.27, respectively.

The following table summarizes the activity relating to the Plan:

	1998	1999	2000	2001
Options granted during the year	2,813,300	2,893,000	4,851,900	3,204,800
Initial exercise price	Ps. 31.31	Ps. 14.88	Ps. 11.00	Ps. 8.27
Exercise price at December 31, 2001	33.45	15.92	11.00	8.27

The closing price of the Company's shares on the Mexican Stock Exchange on December 31, 2001 was Ps. 7.50.

The exercise price of the options granted in 1998 and 1999 will be determined at the time such options are exercised by indexing the initial price using an indexing factor based on the cumulative performance of the Company's common shares relative to the cumulative performance of the Indice de Precios y Cotizaciones of the Mexican Stock Exchange; such indexing factor is subject to certain ceilings and floors. There is no indexing factor for the options granted in 2000 and 2001.

The estimated fair value of the options was made on the Grant Date using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	15%
Expected life in years	5
Price volatility	44%

During 2001, the Company repriced 940,950 of the options granted in 1998 to Ps. 13.00 .

Compensation cost charged against income for such plan were Ps. 15, Ps. 22 and Ps. 32 for 1999, 2000 and 2001, respectively.

c) As of December 31, 2000 and 2001 the treasury shares held by the Company were 27,399,020 and 46,148,270, respectively, which include the shares held by Stock Option Trust (see note 13b) which were 1,779,020 and 20,528,270 as of December 31, 2000 and 2001, respectively.

d) Stockholders' equity, except restated paid-in capital and tax retained earnings will be subject to a 35% dividend tax, payable by the Company in the event of distribution. Beginning 2003 such tax rate will be reduced by 1 percent each year through 2005. The tax paid for such dividend can be credited against the income tax of the Company during the three years following the payment.

e) Dividends declared and paid:

Stockholders' meeting date	Dividend amount Nominal	Dividend amount Constant	Payment date
March 26, 1999	Ps. 292	Ps. 355	April, 1999
March 31, 2000	146	162	April, 2000
March 31, 2000	146	153	October, 2000
April 5, 2001	149	153	May, 2001
April 5, 2001	149		(1)

(1) this dividend will be paid on a date to be determined by the Board of Directors.

f) Minority interest in consolidated subsidiaries consists of the following:

	December 31, 2000	December 31, 2001
Capital stock	Ps. 3,810	Ps. 3,888
Shortfall in restatement of capital	(2,995)	(3,148)
Cumulative effect of deferred taxes	(1,064)	(1,064)
Retained earnings	2,968	3,215
Net income for the year	490	442
	Ps. 3,209	Ps. 3,333

g) Majority interest stockholders' equity consists of the following:

	December 31,2001		
	Nominal value	Restatement	Restated value
Capital stock	Ps. 324	Ps. 5,543	Ps. 5,867
Treasury stock	(336)	(183)	(519)
Paid-in capital	(95)	986	891
Shortfall in restatement of capital		(16,864)	(16,864)
Cumulative effect of deferred taxes	(1,259)	(145)	(1,404)
Minimum pension liability adjustment	(181)		(181)
Retained earnings	(2,397)	20,006	17,609
Net income for the year	137	(2)	135
	Ps. (3,807)	Ps. 9,341	Ps. 5,534

h) At December 31, 2001, stockholders equity includes Ps. 290 of undistributed profits and Ps. 2,659 of other undistributed capital items of the subsidiaries.

i) Retained earnings reserved for reacquisition of Vitro's shares is the amount reserved pursuant to shareholders' meetings to repurchase shares of Vitro. In accordance with Mexican regulations once the reserve is established, the Board of Directors has the authority to decide when such repurchase is made.

j) Comprehensive income (loss) that is reflected in the accompanying statements of Stockholders' Equity, represents the net result of the Company's performance each financial year, and consists of net income of each year plus other items of comprehensive income of the same period, which in accordance with the Mexican GAAP are reflected directly in Stockholders' Equity, without affecting the income statement. The other items of comprehensive income consist of the result of holding non-monetary assets and the minimum pension liability adjustment. In addition, in 2000 the comprehensive loss includes the cumulative effect of deferred income tax of Ps. 1,404 in majority interest and Ps. 1,064 in minority interest. Consequently, the comprehensive income (loss) of 2001 and 1999, are not comparable with 2000.

14. Total financing cost

Following is a disclosure of the most important items that are included in total financing cost.

	Year ended December 31,		
	1999	2000	2001
Interest expense on debt denominated in dollars	Ps. 1,334	Ps. 1,236	Ps. 1,262
Interest expense on debt denominated in pesos	788	377	149
Interest expense on debt denominated in UDI's	206	178	47
Restatement of UDI's	190	156	25
Interest income	(36)	(25)	(27)
Exchange loss (gain), net	(453)	183	(590)
Gain from monetary position	(2,005)	(1,315)	(651)
Other financial expenses	300	406	436
Total financing cost	Ps. 324	Ps. 1,196	Ps. 651

15. Other expense, net

Following is the analysis of other expenses, net:

	Year ended December 31		
	1999	2000	2001
Restructuring charges	Ps. 140	Ps. 152	Ps. 319
Write-off and loss from sale of fixed assets	875	291	401
Excess of book value over cost		(57)	
Loss from sale of subsidiaries and associated companies.	83		117
Loss to reduce investments to market value	214		
Disposition of Manufacturas, Ensamblajes y Fundiciones, S. de R.L. de C.V. (see note 19 d)		72	
Other	(63)	30	29
	Ps. 1,249	Ps. 488	Ps. 866

In 1999 the Company downsized the production capacity of its Glass Containers business unit to match the market's demand. The downsizing involved closing the facility known as Vidriera Oriental, located in México City. A charge of Ps. 764 was taken in 1999 to reduce the book value of the operation to its net realizable value associated with the plant shutdown. Also in 1999, 2000 and 2001 the Company downsized its corporate services at headquarters and certain business units, which resulted in a charge of Ps. 140 , Ps. 152 and Ps. 319, respectively.

16. Tax loss carryforwards

At December 31, 2001, the tax loss carryforwards, the asset tax to be recovered and the capital losses that can be amortized against capital gains consist of the following:

	Tax loss carryforwards		Asset Tax		
Expiration Year	Majority interest	Minority interest	Majority interest	Minority interest	Capital losses
2002	Ps.	Ps.	Ps.	Ps. 1	Ps. 1,039
2003				1	
2004			217	1	2,700
2005		289		1	
2006					508
2007	1,636	66			
2008	4,340	19	189	1	
2009	46	1	35		
2010	417	23	38		
2011	184	28	3		
	Ps. 6,623	Ps. 426	Ps. 482	Ps. 5	Ps. 4,247

17. Income tax , workers' profit sharing and asset tax

a) The Company is subject to income tax and tax on assets for consolidation purposes in the proportion of the number of the subsidiary's voting shares that Vitro owns. Since January 1, 1999, the taxable income of the subsidiaries are consolidated at 60% of the mentioned proportion. The monthly tax advances to Secretaría de Hacienda y Credito Publico of Vitro as well as its subsidiaries, are made as if they have not elected tax consolidation.

b) The income tax and workers' profit sharing included in the Company's results are (the 2000 and 2001 amounts are not comparable with the 1999 amounts, see note 3 o):

	Year ended December 31,		
	1999	2000	2001
Income tax:			
Current	Ps. 1,534	Ps. 496	Ps. 297
Deferred	(57)	167	110
	1,477	663	407
Asset tax	123	12	
	Ps. 1,600	Ps. 675	Ps. 407

	Year ended December 31,		
	1999	2000	2001
Workers' profit sharing:			
Current	Ps. 273	Ps. 182	Ps. 63
Deferred	(13)	144	46
	Ps. 260	Ps. 326	Ps. 109

Deferred tax assets (liabilities) presented on the balance sheets consist of the following:

	Year ended December 31,	
	2000	2001
Assets:		
Accounts receivable	Ps. 180	Ps. 243
Tax benefit from the future deduction of inventories held on December 31, 1986	301	198
Reserve for seniority premiums and pensions	478	466
Tax loss carryforwards	2,577	2,174
Exchange fluctuations	4	(37)
Asset tax	431	392
	3,971	3,436
Liabilities:		
Inventories	924	1,046
Fixed assets	4,179	3,728
Other	558	375
	5,661	5,149
Net liabilities	Ps. 1,690	Ps. 1,713

c) The income tax rate is 35%. In accordance with the new income tax law, which became effective on January 1, 2002, the income tax rate will be reduced annually by 1% beginning 2003 through 2005. The effect of this decrease in the income tax rate will be recorded effective January 1, 2002 and will be a decrease in net long-term liabilities and an increase in net income of $172. Following is a reconciliation between the Company's effective income tax rate and the statutory rate (amounts of 2000 and 2001 are not comparable with those of 1999, refer to note 3 o):

	Year ended December 31,		
	1999	2000	2001
Effective income tax rate	57.0%	36.7%	37.2%
Asset tax included as income tax	(5.6)		
Effect of loss in value of long-term investments	2.0		
Loss on sale of subsidiaries	(2.1)		5.6
Purchase deductions	0.2		
Difference between tax and accounting basis for monetary gain	0.7	(0.6)	(1.9)
Reserves	0.4		
Loss from foreign companies and minority interest		(0.2)	(3.6)
Difference between tax and accounting basis for depreciation	(2.4)		
Difference between tax and accounting basis on sale and write-down of fixed assets	(12.5)		
Other	(2.7)	(0.9)	(2.3)
Statutory income tax rate	35.0%	35.0%	35.0%

d) Changes in stockholders' equity in shortfall in restatement of capital and minimum pension liability adjustment are presented net of deferred tax effect as follows:

	Year ended December 31,	
	2000	2001
Shortfall in restatement of capital	Ps. 102	Ps. 163
Minimum pension liability adjustment	12	16
	Ps. 114	Ps. 179

18. Extraordinary item

The extraordinary item in 1999 is the tax benefit that resulted from the utilization of tax loss carryforwards and the recovery of the asset tax paid in previous years.

19. Business acquisitions and dispositions

a) *Sale of Silicatos y Derivados, S.A.*- In December 1999, Vitro sold its 55% interest in Silicatos y Derivados, S.A., to its long-standing partner in such company, PQ Corporation, for $ 9.9 million. A loss of Ps. 43 was realized as a result of this transaction and is included in Other expense, net. This company produces sodium silicate and aluminum sulfate for the soap, detergent, water treatment and paper industries. The company's sales represented approximately 1.4% of Vitro's consolidated sales.

b) *Sale of Compañía Manufacturera de Vidrio del Perú Ltda, S.A.*- In December 1999, Vitro accepted the November 17, 1999 public tender offer made by Vidrios Industriales, S.A. (a subsidiary of Owens-Illinois, Inc.) for its 23.66% interest of Compañía Manufacturera de Vidrio de Perú Ltda, S.A. The amount received for the sale was $ 6.6 million. A loss of Ps. 40 was realized as a result of this transaction and is included in Other expense, net. Vitro accounted for this investment, under the equity method.

c) *Acquisition of Harding Glass Inc.*- In April 2000, VVP America consummated the acquisition of substantially all of the assets of Harding Glass, Inc., for an amount of $ 31.4 million. With the acquisition of Harding, VVP America incorporated into its operations 5 distribution centers and 118 retail stores located throughout the United States. Harding is one of the leading distributors of glass products for automotive and construction markets.

d) *Disposition of Manufacturas, Ensamblajes y Fundiciones, S. de R. L. de C.V.*- On August 10, 2000 Vitro and GE México, S.A. de C.V. a subsidiary of General Electric Company, a U.S. Corporation, decided to terminate their Joint Venture Agreement which in 1997 resulted in the creation of Manufacturas, Ensamblajes y Fundiciones, S. de R.L. de C.V. The termination of the joint venture was subject to compliance with certain requirements imposed by both parties. Those requirements were completed in January 2001, resulting in the closing of such facility. A loss of Ps. 72 was recognized and is included in Other expense, net.

e) *Sale of Regioplast, S.A. de C.V.*- On May 21, 2001, Vitro sold its 50% interest in Regioplast, S.A. de C.V. to Owens Illinois Inc., former partner of Vitro in such company, for an amount of $ 8.0 million. A loss of Ps. 81 was realized as a result of this transaction and is included in Other expense, net.

f) *Acquisition of Cristalglass Vidrio Aislante, S.A.* - On May 4, 2001 the Company acquired 60 percent of the outstanding shares of Spain's Cristalglass Vidrio Aislante, S.A., holding company of Group Cristalglass. Cristalglass fabricates, distributes and sells flat glass for the construction industry. The company employs over 300 people. Annual sales are approximately $ 60 million.

20. Business segment data

The accounting policies of the segments are the same as those described in notes 2 and 3. The Company evaluates the performance of its segments on the basis of operating income. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.

Vitro's reportable segments are strategic business units that offer different products. The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.

Beginning October 1, 2001, the Company has four reportable segments: Glass Containers, Flat Glass, Acros-Whirlpool and Glassware. The companies previously part of the former Diverse Industries Business Unit were reallocated to the four existing reportable segments to vertically integrate operations and to better realign ourselves with our market needs. For comparison purposes, the amounts of previous years have been reclassified to present the information in four reportable segments. The principal products of each of the segments are summarized below:

Segment	Principal products
Glass Containers	Glass containers, sodium carbonate, borosilicate glass, capital goods, aluminum cans, precision components and molds for glass industry.
Flat Glass	Flat glass for the construction and automotive industries and Fiberglass.
Acros-Whirlpool	Home appliances.
Glassware	Glassware for table and kitchen use, and plastic disposable thermo fold ware.

The segment data presented below does not include discontinued operations for any of the periods presented.

	Glass Containers	Flat Glass	Acros-Whirlpool	Glassware	Corporate and other	Consolidated
December 31, 1999:						
Net sales	Ps.10,327	Ps.10,056	Ps. 5,587	Ps. 2,764	Ps. 51	Ps. 28,785
Interdivisional sales	35	110		41		186
Consolidated net sales	10,292	9,946	5,587	2,723	51	28,599
Operating income	1,458	1,980	635	563	(281)	4,355
Assets	15,729	10,052	4,723	3,277	1,337	35,118
Capital expenditures	894	410	394	136	20	1,854
Depreciation and amortization	1,042	564	269	191	55	2,121
December 31, 2000:						
Net sales	Ps. 9,406	Ps.10,536	Ps. 5,784	Ps. 2,967	Ps. 124	Ps. 28,817
Interdivisional sales	50	96		40		186
Consolidated net sales	9,356	10,440	5,784	2,927	124	28,631
Operating income	1,092	1,663	615	509	(362)	3,517
Assets	14,306	10,705	4,324	3,701	139	33,175
Capital expenditures	373	343	223	154	17	1,110
Depreciation and amortization	953	580	257	228	66	2,084
December 31, 2001:						
Net sales	Ps. 9,149	Ps.10,610	Ps. 5,960	Ps. 2,585	Ps. 73	Ps. 28,377
Interdivisional sales	61	88		38		187
Consolidated net sales	9,088	10,522	5,960	2,547	73	28,190
Operating income	831	1,243	467	320	(258)	2,603
Assets	12,455	10,442	4,246	3,183	1,021	31,347
Capital expenditures	292	381	152	86	33	944
Depreciation and amortization	943	575	243	238	51	2,050

Export sales from México, substantially all of which are denominated in US dollars, are mainly to the United States and Canada and were as follows (in million of US dollars):

Year ended December 31,		
1999	2000	2001
$ 749	$ 776	$ 801

Certain geographic information about the Company's operations and assets is summarized as follows:

	Year ended December 31,		
	1999	2000	2001
Net sales [1] to customers in:			
México	Ps. 16,052	Ps. 15,734	Ps. 14,968
All foreign countries, mainly the United States and Canada	12,547	12,897	13,222
Consolidated	Ps. 28,599	Ps. 28,631	Ps. 28,190

Consolidated net sales to a single external customer did not equal 10% or more of Vitro's total consolidated net sales.

[1] Net sales are attributed to countries based on location of customer.

	December 31,		
	1999	2000	2001
Land and buildings, machinery and equipment, and construction in progress:			
México	Ps. 22,650	Ps. 21,066	Ps. 19,329
All foreign countries, mainly Central and South America and the United States	1,667	1,625	1,716
Consolidated	Ps. 24,317	Ps. 22,691	Ps. 21,045